--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                       BEI MEDICAL SYSTEMS COMPANY, INC.
                           (Name of Subject Company)

                       BEI MEDICAL SYSTEMS COMPANY, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                     SERIES A CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   05538E109
                              (COMMON STOCK ONLY)
                     (CUSIP Number of Class of Securities)

                            RICHARD W. TURNER, Ph.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       BEI MEDICAL SYSTEMS COMPANY, INC.
                               100 HOLLISTER ROAD
                          TETERBORO, NEW JERSEY 07608
                                 (201) 727-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                         CHRISTOPHER A. WESTOVER, ESQ.
                               COOLEY GODWARD LLP
                         ONE MARITIME PLAZA, 20TH FLOOR
                      SAN FRANCISCO, CALIFORNIA 94111-3580
                                 (415) 693-2000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is BEI Medical Systems Company, Inc., a Delaware corporation ("BEI"). The address of the principal executive offices of BEI is 100 Hollister Road, Teterboro, New Jersey 07608. The telephone number of the principal executive offices of BEI is
(201) 727-4900.

    The titles of the classes of equity securities to which this Schedule 14D-9 relates are common stock, par value $0.001 per share (the "Common Shares"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of June 30, 1997, between BEI and Mellon Investor Services LLC (the "Rights Agent"), as amended (the "Rights Agreement"), and Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Shares" and together with the Common Shares, the "Shares"). As of May 13, 2002, there were 9,857,691 Common Shares issued and outstanding and 1,114,485
Series A Shares issued and outstanding. Each Series A Share is convertible into two Common Shares at the election of the holders thereof.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    The name, business address and business telephone number of BEI, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    This Schedule 14D-9 relates to the offer being made by Boston Scientific Corporation, a Delaware corporation ("Boston Scientific"), through its wholly-owned subsidiary, Broadway Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase (i) all of the issued and outstanding Common Shares at a purchase price of $6.8426 per Common Share (the "Common Per Share Price"), net to the seller in cash, without interest, and (ii) all of the issued and outstanding Series A Shares at a purchase price of $13.6852 per Series A Share (the "Series A Per Share Price"), net to the seller in cash, without interest, each upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Boston Scientific and Purchaser with the Securities and Exchange Commission (the "Commission") on May 30, 2002. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to BEI stockholders concurrently with this
Schedule 14D-9.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 13, 2002, among Boston Scientific, Purchaser and BEI (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, as soon as practicable following completion of the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement and in accordance with Delaware law, Purchaser will be merged with and into BEI (the "Merger"), and BEI will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly-owned subsidiary of Boston Scientific. At the effective time of the Merger (the "Effective Time"), each Common Share then outstanding (other than Common Shares held by Boston Scientific, Purchaser or BEI or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Common Per Share Price, or any greater amount per Common Share paid pursuant to the Offer, and each Series A Share then outstanding (other than Series A Shares held by Boston Scientific, Purchaser or BEI or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Series A Per Share Price, or any greater amount per Series A Share paid pursuant to the Offer. A copy of the Merger Agreement is incorporated herein by reference to Exhibit (e)(1) hereto.

    Concurrently with entering into the Merger Agreement, Boston Scientific, Purchaser and certain stockholders of BEI (the "Participating Stockholders") have entered into a Stockholders Agreement, dated as of May 13, 2002 (the "Stockholders Agreement"), pursuant to which the Participating Stockholders have, among other things, (i) agreed to tender into the Offer all Shares owned by them (which equal approximately 24.0% of the outstanding Common Shares, including shares issuable upon exercise or conversion of options and warrants held by the Participating Stockholders, and 98.8% of the outstanding Series A Shares, or approximately 37.4% of the outstanding voting securities of BEI on an as-converted basis), (ii) agreed to vote and take any actions with respect to all such Shares owned by the Participating Stockholders, at any meeting of the stockholders of BEI in favor of the adoption of the Merger Agreement and against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of BEI under the Merger Agreement or of the Participating Stockholders under the Stockholders Agreement, or that could reasonably be expected to result in any of the conditions to BEI's obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stockholders Agreement, and granted an irrevocable proxy to Boston Scientific in respect of such Shares, (iii) granted Purchaser an option, exercisable under certain limited circumstances, to purchase all such Shares owned by them (and not otherwise tendered into the Offer) at the Common Per Share Price or the Series A Per Share Price, as the case may be, to be paid in the Offer, and to purchase all options, warrants and other rights to acquire Shares at a price equal to the Common Per Share Price payable with respect to all Shares issuable upon exercise of such options, warrants or other securities minus the aggregate exercise price of such options, warrants or other securities, and (iv) elected to convert the Series A Shares into Common Shares upon consummation of the Offer. The Stockholders Agreement is incorporated herein by reference to Exhibit (e)(2) hereto.

    The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with Shares then owned by Boston Scientific shall constitute (A) a majority of the total number of outstanding Common Shares on a fully diluted basis (including, without limitation, all Common Shares issuable upon the conversion of the Series A Shares or upon the exercise or conversion of any options, warrants, rights or other convertible securities) or such higher percentage of such class of securities as may be required to approve the Merger pursuant to the Restated Certificate of Incorporation of BEI, as amended from time to time (the "BEI Certificate of Incorporation"), or pursuant to applicable law and (B) a majority of the then outstanding Series A Shares or such higher percentage of such class of securities as may be required to approve the Merger pursuant to the Certificate of Incorporation of BEI, as amended from time to time, or pursuant to applicable law, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) certain other customary conditions set forth in Annex A to the Merger Agreement as more fully described in the Offer to Purchase.

    The Schedule TO states that the principal executive offices of Boston Scientific and Purchaser are located at One Boston Scientific Place, Natick, Massachusetts 01760, and its telephone number is (508) 650-8000. All information in this Schedule 14D-9 or incorporated by reference herein concerning Boston Scientific or Purchaser or their affiliates, or actions or events in respect of either of them, was provided by Boston Scientific or Purchaser, and BEI assumes no responsibility therefor.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between BEI or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act (the "Information Statement") that is attached as Annex A hereto and is incorporated herein by reference. Boston Scientific has agreed with Charles Crocker, BEI's Chairman, and Richard Turner Ph.D., BEI's President and Chief Executive Officer, to direct personal proceeds to be received by them pursuant to the Offer, in the aggregate amount of $950,000, to a former financial advisor to the Company. Mr. Crocker and Mr. Turner have agreed to pay this amount to the former advisor to settle a claim by the former advisor for compensation in connection with the Merger Agreement and the Offer (the "Consultant Settlement"). Except as described or referred to herein and in Annex A, to the knowledge of BEI, as of the date hereof, there are no other material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between BEI or its affiliates and (i) BEI, its executive officers, directors or affiliates; or (ii) Boston Scientific, Purchaser or their respective officers, directors or affiliates.

    In considering the recommendation of the board of directors of BEI (the "BEI Board") set forth in Item 4 below, BEI stockholders should be aware that certain executive officers of BEI and certain members of the BEI Board have interests in the Offer and the Merger in addition to the interests of the other holders of Common Shares and Series A Shares, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The BEI Board was aware of these potential conflicts of interest and considered them along with the other factors described in Item 4 below in approving the Merger Agreement and the transactions contemplated thereby.

    THE MERGER AGREEMENT AND THE STOCKHOLDERS AGREEMENT

    A summary of the material provisions of the Merger Agreement and Stockholders Agreements and the description of the conditions to the Offer are contained in Sections 10 and 14, respectively, of the Offer to Purchase, which is being mailed to BEI stockholders together with this Schedule 14D-9 and is incorporated herein by reference. Such summaries are qualified in their entirety by reference to the complete text of the Merger Agreement and the Stockholders Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference. Such summaries may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement and the Stockholders Agreement in their entirety for a more complete description of the material summarized in the Offer to Purchase.

    INTERESTS OF EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

    In the Offer, the holders of Shares, including certain BEI directors (or entities affiliated with such directors) and employees, will be entitled to receive the Common Per Share Price or the Series A Per Share Price, as applicable, for each Share they hold that is tendered in the Offer and accepted for payment in accordance with its terms.

    TREATMENT OF SERIES A CONVERTIBLE PREFERRED STOCK. The Series A Per Share Price is $13.6852, two times the Common Per Share Price. This reflects the fact that each Series A Share is convertible into two Common Shares at the election of the holders of Series A Shares. Pursuant to the Stockholders Agreement, holders of Series A Shares elected and agreed to convert, pursuant to Section 4 of BEI's Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the "Certificate of Designations"), all Series A Shares beneficially owned by them into Common Shares, effective immediately prior to, and conditioned upon, the consummation of the Offer.

    TREATMENT OF STOCK OPTIONS. Pursuant to the Merger Agreement, at the Effective Time, all options to purchase Common Shares ("Options") granted under BEI's Amended 1987 Stock Option Plan, as amended (the "1987 Option Plan"), will be cancelled and the 1987 Option Plan will be terminated. As of the Effective Time, the holder of each cancelled Option that has an exercise price less than the Common Per Share Price will be entitled to an amount in cash equal to the excess of the Common Per Share Price over the per share exercise price of each such Option multiplied by the number of Common Shares subject to such Option. The BEI Board, in accordance with the Merger Agreement and the terms of the 1987 Option Plan, approved the full acceleration of vesting of outstanding Options under the 1987 Option Plan, to be effective immediately prior to the Effective Time. Certain of BEI's directors and executive officers, including Samuel Dickstein, Thomas Fry, Ralph Richart, Richard Turner, Lawrence Wan and Gary Wrench, hold unvested Options under the 1987 Option Plan, which will be accelerated and fully vested immediately prior to the Effective Time. A copy of the 1987 Option Plan has been filed as Exhibit (e)(3) and is incorporated herein by reference.

    TREATMENT OF RESTRICTED STOCK SUBJECT TO VESTING. According to the terms of BEI's 1992 Restricted Stock Plan, as amended (the "1992 Stock Plan"), in connection with a change in control transaction (such as the consummation of the Offer), any remaining restrictions on all shares of restricted stock granted under the plan shall immediately terminate. Richard Turner, Lawrence Wan and Gary Wrench each hold unvested Common Shares granted as restricted stock awards pursuant to the 1992 Stock Plan, which will become fully vested upon consummation of the Offer. A copy of the 1992 Stock Plan has been filed as Exhibit (e)(4) and is incorporated herein by reference.

    TREATMENT OF WARRANTS. Pursuant to the Merger Agreement, at the Effective Time, the holder of each outstanding warrant to purchase Common Shares (each a "Warrant" and collectively, the "Warrants") that has an exercise price less than the Common Per Share Price will be entitled to an amount in cash equal to the excess of the Common Per Share Price over the per share exercise price of each such Warrant multiplied by the number of Common Shares subject to such Warrant, and, upon surrender for payment in accordance with the Merger Agreement, each Warrant will be cancelled in accordance with its terms. BEI has provided notice regarding the Offer and the Merger to the holders of the Warrants in accordance with the Merger Agreement and the terms of such Warrants. Jordan Davis, a director of BEI, is a principal of the general partner of Radius Venture Partners I, L.P. and may be deemed to beneficially own Warrants held by Radius Venture Partners I, L.P.

    Assuming all Shares (on an as-converted basis) beneficially owned by BEI's directors and executive officers are tendered in the Offer, all Options they hold are accelerated and surrendered for cancellation prior to the Effective Time, and all Warrants held by them are surrendered at the Effective Time for the consideration provided by the Merger Agreement, then the directors and executive officers will be entitled to receive in the Offer and Merger, based upon their holdings as of May 13, 2002, the cash payments set forth in the table below:

                                                                               OPTIONS WITH
                                                SHARES         VALUE OF       EXERCISE PRICE      VALUE OF
                                             BENEFICIALLY      SHARES AT       BELOW OFFER       OPTIONS AT
NAME AND POSITION                             OWNED (#)     OFFER PRICE ($)     PRICE (#)      OFFER PRICE ($)
-----------------                            ------------   ---------------   --------------   ---------------
Charles Crocker (1)........................   1,547,404        10,588,267               --               --
Chairman of the Board of Directors

Richard W. Turner Ph.D.....................      50,000           342,130          539,403        3,324,499
President and Chief Executive Officer
and Director

Thomas W. Fry..............................      41,371           283,085           94,524          494,662
Vice President of Finance and
Administration, Secretary and Treasurer

                                                                               OPTIONS WITH
                                                SHARES         VALUE OF       EXERCISE PRICE      VALUE OF
                                             BENEFICIALLY      SHARES AT       BELOW OFFER       OPTIONS AT
NAME AND POSITION                             OWNED (#)     OFFER PRICE ($)     PRICE (#)      OFFER PRICE ($)
-----------------                            ------------   ---------------   --------------   ---------------
Samuel Dickstein...........................      15,790           108,045           99,979          556,339
Vice President, New Business
Development and Technology

John J. Gormally...........................          --                --           40,000          138,314
Vice President, Sales

Jordan Davis (2)...........................     634,852         4,209,640           20,000           69,852
Director

Dr. Ralph M. Richart.......................     105,161           719,575           75,000          383,445
Director

Dr. Lawrence A. Wan........................      16,021           109,625           30,000          139,278
Director

Gary D. Wrench (3).........................      61,301           419,458           51,371          295,510
Director

------------------------

(1) Includes 400,000 shares held by Mr. Crocker as trustee for his adult children, as to which Mr. Crocker disclaims beneficial ownership. Also includes 54,936 shares held in a trust of which Mr. Crocker is beneficiary and sole trustee. Mr. Crocker, acting alone, has the power to vote and dispose of the shares in each of these trusts.

(2) Includes 533,334 shares beneficially owned by Radius Venture Partners I, L.P. ("Radius"). Radius owns 266,667 Series A Shares that can be immediately converted into Common Shares at a rate of two Common Shares for each Series A Share. Also includes 20,824 Common Shares purchasable upon exercise of a warrant that expires on September 4, 2002 and 15,618 Common Shares purchasable upon exercise of a warrant that expires on September 4, 2003. Jordan Davis, a director of BEI, is a principal of the general partner of Radius Venture Partners I, L.P. and may be deemed to beneficially own Shares and warrants held by Radius Venture Partners I, L.P.

(3) Includes 55,718 shares held in a revocable trust of which Mr. Wrench and his wife, Jacqueline Wrench, are beneficiaries and sole trustees. Mr. and Mrs. Wrench, acting alone, each have the power to vote and dispose of such shares. Also includes 5,583 shares, which Mr. Wrench, acting alone, has power to vote and dispose of.

    CERTAIN EXECUTIVE AGREEMENTS

    The Employment Agreement, dated October 7, 1999, as amended April 19, 2002, between BEI and Dr. Turner, the President and Chief Executive Officer of BEI, provides that the vesting for any stock options held by Dr. Turner shall be accelerated in full upon a change in control of BEI, and in connection with Dr. Turner's termination of employment at any time, either voluntary or involuntary for any reason, all stock options held by Dr. Turner will immediately vest in full and Dr. Turner will become entitled to receive from BEI his then current full-time compensation for 12 months after such termination. The foregoing summary of Dr. Turner's Employment Agreement is qualified in its entirety by reference to the copy of Dr. Turner's Employment Agreement filed as Exhibit (e)(5) hereto and incorporated herein by reference.

    The Severance Agreement, dated February 12, 1997, between BEI and Mr. Fry, the Vice President, Finance and Administration, Secretary and Treasurer of BEI, provides that if Mr. Fry is terminated by BEI or terminates his employment with BEI for good reason, as defined in the employment agreement, he will become entitled to receive from BEI his then current full-time compensation for 12 months after such termination. The foregoing summary of Mr. Fry's Severance Agreement is qualified in its entirety by reference to the copy of Mr. Fry's Severance Agreement filed as Exhibit (e)(6) hereto and incorporated herein by reference.

    TRANSACTION BONUS PLAN

    Pursuant to a Transaction Bonus Plan adopted by BEI, upon the completion of an approved commercial transaction involving BEI's HTA-Registered Trademark-technology, the following officers of BEI will receive the following bonus amounts, payable immediately following the close of such transaction:

       Richard W. Turner Ph.D......................................  $100,000
       President and Chief Executive Officer

       Thomas W. Fry...............................................  $ 50,000
       Vice President, Finance and Administration, Treasurer and Secretary

       Samuel Dickstein............................................  $ 40,000
       Vice President, New Business Development and Technology

    The BEI Board has determined that the transactions contemplated by the Offer and the Merger will trigger the obligation of BEI to make the payments described in the Transaction Bonus Plan. A copy of the Description of Transaction Bonus Plan has been filed as Exhibit (e)(7) and is incorporated herein by reference.

    INDEMNIFICATION

    Pursuant to the Merger Agreement, from and after the Effective Time, Boston Scientific is required to cause BEI, as the Surviving Corporation, to fulfill and honor in all respects the obligations of BEI pursuant to any officer or director indemnification and limitation of liability provisions under the BEI Certificate of Incorporation and the Bylaws of BEI (the "Bylaws") as in effect immediately prior to the consummation of Offer (or indemnification provisions at least as favorable as the provisions of the BEI Certificate of Incorporation and Bylaws), and such obligations will survive the Merger and continue in full force and effect for a period of six years from the Effective Time.

    Furthermore, Boston Scientific has agreed to cause the Surviving Corporation to maintain for six years the current policies of directors' and officers' liability insurance with respect to matters occurring on or before the Effective Time for the benefit of the present and former directors and officers of BEI, except that the Surviving Corporation is not required to pay annual premiums in excess of 200% of the annual premiums paid by BEI as of the date of the Merger Agreement. If the premium for such coverage exceeds such maximum amount, the Surviving Corporation will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a)  RECOMMENDATION OF THE BEI BOARD.

    The BEI Board, at a meeting held on May 13, 2002, determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and the transactions contemplated by the Stockholders Agreement (collectively, the "Transactions") are fair to, and in the best interests of, the BEI stockholders. All members of the BEI Board were present at this meeting, at which the BEI Board unanimously approved, adopted and declared advisable the Merger Agreement and the Transactions, and approved an amendment to the Rights Agreement. The BEI Board recommends that the holders of Shares accept the Offer, tender their Shares pursuant thereto and, if required under the Delaware General Corporation Law ("DGCL") or the BEI Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

    A copy of the joint press release issued by Boston Scientific and BEI on May 14, 2002 announcing the Merger and the Offer is filed herewith as Exhibit (a)(3) and is incorporated herein by reference. A copy of a letter to BEI stockholders communicating the recommendation of the BEI Board is filed herewith as Exhibit (a)(4) and is incorporated herein by reference. See "Reasons for the BEI Board's Recommendation" for a discussion of the factors considered by the BEI Board in making its recommendation.

(b)  BACKGROUND; REASONS FOR THE BEI BOARD'S RECOMMENDATION.

BACKGROUND

    As part of its long-term strategy to increase stockholder value and capitalize on its medical device technology, BEI's management and the BEI Board have, from time to time, considered various strategic alternatives, including remaining an independent public company and the possibility of a strategic business combination.

    As part of this process, on May 1, 2001 Eric Goorno and David Robertson of Boston Scientific initially met with Samuel Dickstein, Vice President, New Business Development and Technology of BEI and other representatives of BEI to discuss a potential relationship between Boston Scientific and BEI. A couple of days later, BEI's representative contacted Mr. Goorno to arrange a meeting between representatives of BEI and Boston Scientific. On May 30, 2001,
Mr. Goorno, John Pedersen, President--Microvasive Urology of Boston Scientific, Frank Grillo, Vice President Marketing--Microvasive Urology, and Mr. Madden of Boston Scientific met with Richard Turner, President and Chief Executive Officer of BEI, Mr. Dickstein and other representatives of BEI at Boston Scientific's Headquarters in Natick, Massachusetts.

    From May 2001 to October 2001, Lawrence C. Best, Senior Vice President and Chief Financial Officer of Boston Scientific, Mr. Pedersen and Mr. Grillo conducted numerous discussions with representatives of BEI regarding a range of possible collaboration relationships, including a possible exclusive distribution relationship, and representatives of Boston Scientific witnessed the use of BEI's product in a limited number of cases. In October 2001, these discussions terminated as a result of the parties' inability to agree on the nature or terms of a relationship. Notwithstanding the termination of formal discussions in October 2001, representatives of BEI and Boston Scientific sporadically remained in contact through informal telephone conversations from November 2001 through January 2002.

    On November 27, 2001, BEI entered into a Nondisclosure Agreement with Party A, a medical device company ("Party A"), in connection with a presentation by representatives of BEI to representatives of Party A at BEI's offices in Teterboro, New Jersey.

    On January 29, 2002, the Chief Financial Officer of Party A delivered an unsolicited letter to Charles Crocker, BEI's Chairman, in which Party A's Chief Financial Officer outlined the terms of a possible business combination between Party A and BEI. Party A's proposal contemplated a stock-for-stock transaction in which Party A would issue a fixed number of shares of its common stock in exchange for all outstanding shares of BEI's capital stock and, as part of the proposal, Party A requested that BEI enter into an exclusivity agreement with Party A.

    On February 1, 2002, the BEI Board held a special telephonic meeting to discuss the letter from Party A's Chief Financial Officer. At this meeting, representatives of Cooley Godward LLP ("Cooley Godward"), BEI's outside legal counsel, reviewed with the members of the BEI Board their fiduciary responsibilities in connection with their consideration of a possible business combination with Party A and the other strategic alternatives available to BEI. During the meeting, the BEI Board authorized Mr. Crocker to respond to Party A's Chief Financial Officer. The BEI Board further authorized a committee of the BEI Board consisting of Richard Turner, Ph.D., BEI's President and Chief Executive Officer, Mr. Crocker, Jordan Davis and Gary Wrench to continue discussions with Party A regarding a possible business combination. Later that day, Mr. Crocker delivered a letter to Party A's Chief

Financial Officer informing Party A that the BEI Board would continue to consider Party A's expression of interest.

    On February 13, 2002, Party A's Chief Financial Officer delivered a second letter to Mr. Crocker, in which Party A's Chief Financial Officer reaffirmed Party A's interest in a possible business combination and expressed Party A's continuing desire that BEI enter into an exclusivity agreement with Party A. That afternoon, the BEI Board held a special telephonic meeting to discuss the second letter from Party A's Chief Financial Officer. During the meeting, the BEI Board authorized Mr. Crocker and Dr. Turner to contact representatives of Party A in response to the second letter from Party A's Chief Financial Officer. In addition, the BEI Board authorized representatives of Cooley Godward to contact representatives of Party A's outside legal counsel.

    Subsequent to the February 1, 2002 BEI Board meeting, BEI contacted several investment banking firms and determined in mid-February to retain UBS Warburg LLC ("UBS Warburg") as BEI's exclusive financial advisor in connection with any proposed sale transaction involving BEI.

    Between February 20, 2002 and March 12, 2002, at BEI's direction, representatives of UBS Warburg contacted on BEI's behalf several other parties which had previously expressed interest in a possible business combination or other strategic transaction with BEI. Among the parties contacted were representatives of Boston Scientific, who were contacted in late February 2002 and who had previously conducted limited due diligence and market research with respect to BEI in connection with the discussions described above. On
February 22, 2002, Boston Scientific expressed an interest in entering into a strategic relationship with BEI whereby Boston Scientific and BEI would enter into a distribution agreement for a period of one year.

    On February 27, 2002, the BEI Board held a special telephonic meeting to discuss the potential business combination with Party A and the other strategic alternatives available to BEI, including the proposed distribution arrangement with Boston Scientific. The BEI Board authorized the committee of the BEI Board consisting of Dr. Turner, Mr. Crocker, Mr. Davis and Mr. Wrench to negotiate the terms of, and enter into, a confidentiality agreement with Party A.

    In early March 2002, representatives of Boston Scientific were informed that BEI would not be interested in pursuing a relationship with Boston Scientific on the terms previously discussed. BEI and Boston Scientific then commenced discussions with respect to a possible business combination between the two companies.

    From March 4, 2002 to March 10, 2002, representatives of BEI and Boston Scientific continued discussions regarding a possible business combination transaction.

    On March 6, 2002, BEI and Party A entered into a Confidentiality Agreement whereby each agreed to exchange confidential information regarding their respective businesses.

    On March 7, 2002, representatives of BEI met with representatives of Party A and Party A's financial advisor at Party A's headquarters. Following this meeting, Party A agreed to commence its preliminary business due diligence review of BEI.

    On March 11, 2002, Party A was provided with materials in connection with its business due diligence review of BEI. In addition, BEI and Boston Scientific entered into a letter agreement whereby each agreed to exchange confidential information regarding their respective businesses.

    On March 13, 2002, at a regular meeting of the BEI Board, the BEI Board was informed of the status of a possible business combination with Party A and the status of a possible business combination with Boston Scientific. Later that afternoon, Boston Scientific and its outside legal counsel were provided with materials in connection with their respective business and legal due diligence reviews of BEI.

    On March 22, 2002, Party A and BEI entered into a Nonsolicitation and Standstill Agreement, which provided that the parties would not, for a period of one year, solicit each other's employees or, without the consent of the other party, take any actions with respect to, among other things, the acquisition of stock or assets of the other party or the solicitation of proxies with respect to any securities of the other party.

    On each of March 27, 2002, March 28, 2002, April 5, 2002 and April 10, 2002, representatives of Party A observed the performance of procedures utilizing BEI's products.

    On April 5, 2002, Party A delivered a draft Agreement and Plan of Merger to BEI.

    On April 9, 2002, Boston Scientific submitted to BEI a non-binding expression of interest to purchase all of the outstanding equity of BEI for $90 million plus any outstanding cash on hand at the closing of such transaction. That afternoon, the BEI Board held a special telephonic meeting to discuss the status of a possible business combination with Party A, the status of a possible business combination with Boston Scientific and the other strategic alternatives available to BEI. The BEI Board was updated regarding recent conversations between representatives of BEI and Boston Scientific. In addition, representatives of Cooley Godward reviewed with the members of the BEI Board their fiduciary responsibilities in connection with their consideration of a possible business combination with Party A, a possible business combination with Boston Scientific and the other strategic alternatives available to BEI.

    On April 15, 2002, Boston Scientific and its outside legal counsel were provided with additional materials in connection with their respective business and legal due diligence reviews of BEI. Later that day, representatives of Party A delivered to BEI a revised business combination proposal, in which Party A reduced the value of the offer presented in the letter from Party A's Chief Financial Officer dated January 29, 2002. Party A also delivered a revised draft of the Agreement and Plan of Merger to BEI.

    On April 17, 2002, the BEI Board held a special telephonic meeting to discuss the status of a possible business combination with Party A, including Party A's revised offer, and the status of a possible business combination with Boston Scientific. During the meeting, members of the BEI Board expressed their concern regarding the terms of the revised offer from Party A. The BEI Board then instructed BEI's legal and financial advisors to continue discussions and negotiations with both Boston Scientific and Party A.

    On April 19, 2002, following negotiations between representatives of BEI and Party A, Party A revised its offer a second time, providing for a combination of consideration consisting of cash and a fixed number of shares of Party A's common stock to be issued to BEI stockholders. The aggregate value of Party A's April 19, 2002 offer was improved from its April 15, 2002 offer, but still reduced from its original January 29, 2002 offer.

    On April 23, 2002, several representatives of Boston Scientific visited BEI's offices in Teterboro, New Jersey in connection with Boston Scientific's due diligence review of BEI.

    On April 24, 2002, the BEI Board held a special telephonic meeting to discuss the status of a possible business combination with Party A, including Party A's further revised offer, and the status of a possible business combination with Boston Scientific. The BEI Board was updated regarding the meetings with representatives of Boston Scientific on April 23, 2002 and instructed BEI's representatives to continue negotiating with Boston Scientific in hopes of receiving a draft acquisition agreement. The BEI Board also discussed the terms of the revised draft Agreement and Plan of Merger that had been provided by Party A. The BEI Board provided guidance to BEI's legal and financial advisors regarding a response to Party A and instructed such advisors to continue discussions and negotiations with both Boston Scientific and Party A.

    On April 25, 2002, members of Cooley Godward held a conference call with representatives of Bingham Dana LLP, outside legal counsel to Boston Scientific, to discuss preliminary terms and the general structure of the proposed business combination transaction.

    On April 29, 2002, Boston Scientific delivered a draft of the Merger Agreement to BEI. That afternoon, the members of the BEI Board held a conference call to discuss the status of a possible business combination with Party A and the status of a possible business combination with Boston Scientific.

    On April 30, 2002, at BEI's direction, UBS Warburg notified Party A's financial advisor that the terms of Party A's business combination proposal were no longer competitive. Beginning that afternoon and continuing through May 2, 2002, several representatives of Boston Scientific visited the facilities of certain of BEI's suppliers in connection with Boston Scientific's due diligence review of BEI.

    On May 1, 2002, the BEI Board held a special telephonic meeting to discuss the status of a possible business combination with Party A and the status of a possible business combination with Boston Scientific. The BEI Board was updated regarding recent conversations with representatives of Party A and Boston Scientific. The BEI Board instructed BEI's legal and financial advisors to continue discussions and negotiations with Boston Scientific and provided guidance with respect to the draft of the Merger Agreement that Boston Scientific had provided to BEI. Following the BEI Board meeting, BEI's legal and financial advisors held a conference call with representatives of Boston Scientific and Bingham Dana.

    On May 3, 2002, the BEI Board held a special telephonic meeting to discuss the status of negotiations with Boston Scientific and the status of a possible business combination with Party A. The BEI Board was informed that neither Party A nor Party A's financial advisor had responded since April 30, 2002, when representatives of Party A's financial advisor were notified that the terms of Party A's business combination proposal were no longer competitive. The BEI Board discussed the likelihood of Party A further revising the terms of its business combination proposal. The BEI Board then instructed BEI's legal and financial advisors to focus their efforts on the possible business combination with Boston Scientific.

    From May 3, 2002 to May 12, 2002, representatives of BEI and Boston Scientific, including their respective legal and financial advisors, continued to negotiate the terms of the Merger Agreement.

    On May 10, 2002, the BEI Board held a special telephonic meeting to discuss the status of negotiations with Boston Scientific. Representatives of Cooley Godward updated, and received guidance from, the BEI Board regarding the terms of the draft of the Merger Agreement.

    On May 13, 2002, the BEI Board held a special telephonic meeting to discuss the status of final negotiations with Boston Scientific. At this meeting, representatives of Cooley Godward updated the BEI Board on the changes negotiated to the draft Merger Agreement since the last special meeting of the BEI Board. Representatives of Cooley Godward reviewed the primary legal principles applicable to the proposed business combination transaction with Boston Scientific (including the Board's fiduciary duties and authority in considering the proposed transaction) and responded to questions from the BEI Board. The BEI Board reviewed and discussed the principal terms of the proposed transaction, including the tender offer per share price, closing conditions, termination rights, the termination fee, the terms of the Stockholders Agreement and BEI's ability to consider alternative proposals. Also at this meeting, UBS Warburg rendered to the BEI Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated May 13, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $6.8426 per share cash consideration to be received in the Offer and the Merger by holders of Common Shares (other than Boston Scientific, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. After a full discussion of the matters considered by the BEI Board at such meeting, the

BEI Board unanimously approved the proposed transaction and the Merger Agreement, authorized the officers of BEI to negotiate any final changes necessary to the Merger Agreement and related ancillary documents on behalf of BEI and determined to recommend to the BEI stockholders that they accept the Offer, tender their shares in the Offer and, if required under the DGCL or the BEI Certificate of Incorporation or Bylaws, vote to adopt the Merger Agreement.

    On the evening of May 13, 2002, Boston Scientific, Purchaser and BEI executed the Merger Agreement. Contemporaneously with the execution of the Merger Agreement, Boston Scientific, Purchaser, BEI and certain directors and stockholders of BEI executed the Stockholders Agreement.

    On May 14, 2002, BEI and Boston Scientific issued a joint press release announcing the execution of the Merger Agreement before the opening of trading on the Nasdaq National Market.

    On May 30, 2002, Purchaser commenced the Offer.

REASONS FOR THE BEI BOARD'S RECOMMENDATION

    In approving the Offer, the Merger, the Merger Agreement, the Stockholders Agreement and the other transactions contemplated thereby, and recommending that all holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer, the BEI Board considered a number of factors, including, but not limited to, the following, in addition to the factors mentioned in "Background" above in this
Item 4:

    - The historical and recent market prices of the Common Shares and the fact that the Common Per Share Price represents a premium of approximately 34.9% over the last sale price of the Common Shares on the Nasdaq National Market on May 10, 2002, the last trading day prior to the BEI Board meeting on May 13, 2002, as well as 36.5% and 25.5% premiums over the last sale price of the Common Shares on the trading day occurring one week and one month, respectively, prior to May 10, 2002.

    - The relationship of the Common Per Share Price to BEI's historical losses before interest, taxes, depreciation and amortization and other financial performance measures including applicable multiples.

    - With respect to Party A: the trading markets for the common stock of Party A, both on a historical basis and assuming a business combination between BEI and Party A; historical information concerning Party A's business, financial performance and condition, operations, technology, management and competitive position, including public reports filed with the Commission; BEI's management's view regarding the financial condition, results of operations, business and prospects of Party A, both before and after giving effect to a business combination, based upon management's due diligence and publicly available financial information and earnings estimates; and the financial and other terms relating to Party A's revised proposals and the likelihood of Party A further revising such terms.

    - The results of the process that had been conducted by the BEI Board, with the assistance of management and BEI's financial and legal advisors, to evaluate BEI's strategic alternatives, including the fact that several other parties thought likely to engage in an acquisition transaction with BEI were contacted and that BEI received no expression of interest from such parties, other than from Party A and Boston Scientific.

    - The process leading to the Offer and the Merger and the judgment of the BEI Board and management, based upon historical discussions with other likely parties to engage in an acquisition transaction with BEI, including Party A, and negotiations with Boston Scientific, of the likelihood of consummation of any such alternative transactions and the risks associated therewith, and the likelihood of obtaining a higher value for the Shares.

    - BEI's prospects and anticipated competitive position if it were to remain an independent, publicly traded entity, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and rapid technological development, the risks involved in achieving its prospects and strategic objectives while competing against companies that have greater resources, distribution capacity and product offerings than BEI. Some of those larger competitors include:
      Gynecare, Inc. (a subsidiary of Ethicon, Inc./Johnson & Johnson), CryoGen, Inc., Novacept, Inc., Microsulis PLC, Lumenis Ltd. and Wallsten Medical SA.

    - The risks involved in operating in the current and expected economic climate (including the current uncertainty of the equity markets).

    - The need for BEI, as a stand-alone company, to obtain additional financing in the near term and the likelihood that such financing would be available on acceptable terms or at all.

    - Information with regard to BEI's financial condition, results of operations, business and prospects, and current economic and market conditions.

    - BEI's reliance on a single platform of technology as a source of future revenue.

    - The market capitalization of BEI, the minimal amount of analyst coverage for BEI's securities and the relatively low volume of trading in its securities on the Nasdaq National Market.

    - The possibility that the trading price or value of BEI's Shares may decrease in the future.

    - Alternatives to the Offer and the Merger, including remaining an independent company.

    - Presentations and advice from BEI's outside legal counsel.

    - The opinion dated May 13, 2002 of UBS Warburg to the BEI Board as to the fairness, from a financial point of view and as of such date, of the $6.8426 per share cash consideration to be received in the Offer and the Merger by holders of Common Shares (other than Boston Scientific, Purchaser and their respective affiliates). The full text of UBS Warburg's written opinion dated May 13, 2002, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Warburg, is attached as Annex B to this Schedule 14D-9 and filed as Exhibit (e)(8) hereto and is incorporated herein by reference. UBS WARBURG'S OPINION IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $6.8426 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE OFFER AND THE MERGER BY HOLDERS OF COMMON SHARES (OTHER THAN BOSTON SCIENTIFIC, PURCHASER AND THEIR RESPECTIVE AFFILIATES) AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER. UBS WARBURG'S OPINION DOES NOT ADDRESS THE RELATIVE MERITS OF THE OFFER AND THE MERGER AS COMPARED TO OTHER BUSINESS STRATEGIES OR TRANSACTIONS THAT MIGHT BE AVAILABLE WITH RESPECT TO BEI OR BEI'S UNDERLYING BUSINESS DECISION TO EFFECT THE OFFER AND THE MERGER, AND UBS WARBURG'S OPINION IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES PURSUANT TO THE OFFER OR AS TO ANY OTHER ACTIONS TO BE TAKEN BY BEI STOCKHOLDERS IN CONNECTION WITH THE OFFER OR THE MERGER. HOLDERS OF COMMON SHARES ARE ENCOURAGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

    - The form of the consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock or other forms of consideration, such as that contemplated by Party A's proposal. The Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same applicable per Share consideration, thereby enabling holders of Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares. The BEI Board was aware that the consideration received by holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

    - Neither the Offer nor the Merger is subject to any financing condition and Boston Scientific has represented that it has available to it, and will make available to Purchaser, sufficient funds to consummate the Offer, the Merger and the transactions contemplated thereby.

    - The fact that the holders of approximately 24.0% of the outstanding Common Shares (including shares issuable upon exercise or conversion of options and warrants held by the Participating Stockholders) and approximately 98.8% of the outstanding Series A Shares indicated a willingness to enter into the Stockholders Agreement.

    - The high likelihood that the proposed acquisition would be consummated, in light of (a) the Stockholders Agreement, (b) the experience, reputation and financial capabilities of Boston Scientific and (c) the regulatory and stockholder approvals, if any, required to consummate the Transactions.

    - The arrangements and agreements with the respect to BEI's directors, officers and employees described under Item 3 hereof.

    - The Merger Agreement permits, subject to certain limitations, the BEI Board to withdraw or modify its recommendation of the Transactions to the extent that the BEI Board determines in good faith after consultation with its legal counsel that the failure to withdraw or modify such recommendation could reasonably be deemed to be inconsistent with its fiduciary duties under applicable law.

    - The Merger Agreement permits BEI to participate in discussions or negotiations with, or furnish information to, any person that delivers an Acquisition Proposal (as defined in the Merger Agreement) that, in the good faith judgment of the Board, could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and if, in the good faith judgment of the Board after consultation with legal counsel, the failure to respond to such Acquisition Proposal could reasonably be deemed to be inconsistent with the BEI Board's fiduciary duties under applicable law.

    - The Merger Agreement permits BEI to terminate the Merger Agreement if BEI enters into an agreement with respect to an Acquisition Proposal (as defined in the Merger Agreement) under the circumstances contemplated thereby, provided that BEI pays Boston Scientific a $4 million termination fee, plus Boston Scientific's documented out-of-pocket transaction expenses not to exceed $750,000.

    - The Stockholders Agreement terminates upon termination of the Merger Agreement.

    - The belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the condition to the parties' respective obligations, are reasonable.

    - The ability of the BEI stockholders who object to the Merger to obtain "fair value" for their Common Shares if they exercise and perfect their appraisal rights under Delaware law.

    The BEI Board also identified and considered a number of potentially negative factors in its deliberations concerning the Offer and the Merger, including, but not limited to:

    - Certain terms of the Merger Agreement, including restrictions on BEI's ability to consider and negotiate other proposals and exceptions to those restrictions (including the effects of provisions regarding termination fees), the conditions to the Offer, and the possibility that such conditions might not be satisfied.

    - The possibility that the Offer or the Merger may not be completed and the effect of public announcement of the Transactions on BEI's sales and operating results, and its ability to retain and attract key technical, marketing and management personnel.

    - The possibility that, although the Offer provided the holders of Shares the opportunity to realize a premium over the historical prices at which the Common Shares traded prior to public announcement of the Transactions, the price or value of the Shares may increase in the future.

    - The possibility that the market value of the shares and other consideration proposed to be issued by Party A under its revised proposal might exceed the Common Per Share Price, depending upon the market price for Party A's common stock.

    - The tax effects to BEI stockholders in the Offer and Merger.

    The BEI Board believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

    The foregoing includes many of the material factors considered by the BEI Board. In view of the wide variety of factors, both positive and negative, considered by the BEI Board, the BEI Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the BEI Board may have given different weights to the various factors considered. After weighing all of these considerations, the BEI Board determined to approve the Merger Agreement and the Transactions and recommend that the holders of Shares tender their Shares in the Offer.

(c)  INTENT TO TENDER.

    To the knowledge of BEI, certain executive officers, directors and affiliates of BEI will tender, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than options to acquire Shares). Holders of approximately 24.0% of the outstanding Common Shares (including shares issuable upon exercise or conversion of options and warrants held by the Participating Stockholders) and 98.8% of the outstanding Series A Shares, or approximately 37.4% of the outstanding voting securities of BEI on an as-converted basis, have entered into the Stockholders Agreement pursuant to which they have agreed to tender their Shares in the Offer. See Item 2 above.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    BEI retained UBS Warburg to act as its exclusive financial advisor in connection with a possible sale, merger or other business combination involving BEI, including the Offer and the Merger (a "Transaction"). Pursuant to the terms of UBS Warburg's engagement, BEI has agreed to pay UBS Warburg for its financial advisory services an aggregate fee of approximately $1.3 million, a significant portion of which is contingent upon consummation of the Offer and the Merger, and to reimburse UBS Warburg for reasonable travel and other expenses, including reasonable fees and expenses of its legal counsel. BEI also has agreed to indemnify UBS Warburg and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of UBS Warburg's engagement. UBS Warburg and its affiliates in the past have provided services to Boston Scientific and its affiliates unrelated to the Offer and the Merger, for which services UBS Warburg and its affiliates have received compensation. In the ordinary course of business, UBS Warburg and its affiliates may actively trade or hold the securities of BEI and Boston Scientific for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    UBS Warburg is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements of securities and valuations for corporate and other purposes. BEI selected UBS Warburg as its financial advisor on the basis of its experience in transactions similar to the Offer and the Merger, its reputation in the industry and investment communities, and its knowledge of and familiarity with BEI.

    Neither BEI nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the BEI stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in the Shares have been effected during the past 60 days by BEI or any of its executive officers, directors, affiliates or subsidiaries except as follows:

    BEI received a letter from BEI Technologies, Inc. ("BEI Technologies") dated May 2, 2002, stating that 1,063 shares of BEI's common stock issued under the 1987 Option Plan were canceled in error in 1999. BEI Technologies has asked BEI to reinstate the shares and reissue them to BEI Technologies. BEI has confirmed that these shares were canceled in error and has advised Mellon Investor Services LLC, its transfer agent, to reinstate the shares and reissue 1,063 shares of common stock to BEI Technologies as requested, with a stock certificate date of May 9, 2002.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Schedule 14D-9, BEI is not currently undertaking or engaged in any negotiations in response to the Offer which relate to, or would result in, (i) a tender offer or other acquisition of BEI securities by BEI, any subsidiary of BEI or any other person. Except as set forth in this
Schedule 14D-9, no negotiations are being undertaken or are underway by BEI in response to the Offer which relate to, or would result in, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving BEI or any subsidiary of BEI, (iii) a purchase, sale or transfer of a material amount of assets of BEI or any subsidiary of BEI or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of BEI.

    There are no transactions, resolutions of the BEI Board, agreements in principle or signed contracts that have been entered into by BEI in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

    Under the DGCL, if Purchaser becomes the owner of 90% of the outstanding Shares, Purchaser will be able to effect the Merger without approval of the BEI stockholders. However, if Purchaser does not become the owner of 90% of the outstanding Shares, a meeting of the BEI stockholders will be required to approve the Merger. Assuming the Minimum Condition (as defined in the Merger Agreement) is satisfied, Purchaser will be able to approve the Merger without the vote of any other stockholder.

    On May 13, 2002, BEI and the Rights Agent amended the Rights Agreement to exempt the Offer, the Merger, the Merger Agreement, the Stockholders Agreements and the transactions contemplated thereby from the provisions of the Rights Agreement. Copies of the Rights Agreement and amendments to the Rights Agreement on August 30, 2001 and May 13, 2002, have been filed as Exhibits (e)(9) through
(e)(11) hereto, respectively, and each is incorporated herein by reference.

    As a Delaware corporation, BEI is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and
(y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of
Section 203, the BEI Board has approved the Merger Agreement, the Offer, the Merger and the Stockholders Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the transactions contemplated by the Merger Agreement and the Stockholders Agreement.

    The Information Statement attached hereto as Annex A is being furnished to BEI stockholders in connection with the possible designation by Boston Scientific, pursuant to the Merger Agreement, of certain persons to be appointed to the BEI Board other than at a meeting of the BEI stockholders, and such information is incorporated herein by reference.

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1) Offer to Purchase, dated May 30, 2002 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser filed on May 30, 2002).

(a)(2)   Letter of Transmittal (incorporated by reference to Exhibit
         (a)(1)(ii) to the Schedule TO of Purchaser filed on May 30,
         2002).

(a)(3)   Joint Press Release, dated May 14, 2002, issued by Boston
         Scientific and BEI (incorporated by reference to Exhibit
         99.4 to BEI's Current Report on Form 8-K filed on May 23,
         2002).

(a)(4)   Letter to Stockholders of BEI, dated May 30, 2002.*

(e)(1) Agreement and Plan of Merger, dated as of May 13, 2002, among Boston Scientific, Purchaser and BEI (incorporated by reference to Exhibit 99.1 to BEI's Current Report on Form
         8-K filed on May 23, 2002).

(e)(2)   Stockholders Agreement, dated as of May 13, 2002, among
         Boston Scientific, Purchaser, BEI and certain stockholders of BEI (incorporated by reference to Exhibit 99.3 to BEI's
         Current Report on Form 8-K filed on May 23, 2002).

(e)(3)   1987 Stock Option Plan (incorporated by reference to Exhibit
         99.1 of the Registration Statement on Form S-8 of BEI,
         Registration Number 333-64155).

(e)(4)   1992 Restricted Stock Plan (incorporated by reference to
         Exhibit 10.8 to BEI's Quarterly Report on Form 10-Q filed on
         May 14, 2002).

(e)(5)   Employment Agreement, dated October 7, 1999, as amended
         April 19, 2002, between Richard W. Turner, Ph.D. and BEI
         (incorporated by reference to Exhibit 10.37 to BEI's
         Quarterly Report on Form 10-Q filed on May 14, 2002).

(e)(6)   Severance Agreement, dated February 12, 1997, between Thomas
         W. Fry and BEI (incorporated by reference to Exhibit 10.30 to BEI's Annual Report on Form 10-K filed on January 4,
         1999).

(e)(7) Description of Transaction Bonus Plan (incorporated by reference to Exhibit 10.46 to BEI's Quarterly Report on Form
         10-Q filed on May 14, 2002).

(e)(8)   Opinion of UBS Warburg LLC (included as Annex B to this
         Schedule 14D-9).*

(e)(9)   Rights Agreement dated June 30, 1997 between BEI and
         ChaseMellon Shareholder Services, LLC (incorporated by reference to Exhibit 99.2 to BEI's Current Report on Form
         8-K filed on July 11, 1997).

(e)(10)  Amendment to Rights Agreement dated August 30, 2001 between
         BEI and the Rights Agent (incorporated by reference to Exhibit 10.45 to BEI's Quarterly Report on Form 10-Q filed on May 14, 2002).

(e)(11) Amendment to Rights Agreement dated May 13, 2002 between BEI and the Rights Agent (incorporated by reference to Exhibit
         99.3 to BEI's Current Report on Form 8-K filed on May 23,
         2002).

------------------------

*   Included in copies mailed to BEI stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      BEI MEDICAL SYSTEMS COMPANY, INC.

                                                      /s/ Richard W. Turner
DATED: MAY 30, 2002                                   Name: Richard W. Turner, Ph.D.
                                                      Title: President and Chief Executive Officer

                                                                         ANNEX A

                         BEI MEDICAL SYSTEMS COMPANY, INC.
                               100 HOLLISTER ROAD
                          TETERBORO, NEW JERSEY 07608

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

                            ------------------------

 No Vote or Other Action of BEI Medical Systems Company, Inc.'s Stockholders is
             Required in Connection with This Information Statement

  No Proxies are Being Solicited and You Are Requested Not to Send a Proxy to
                       BEI Medical Systems Company, Inc.

                            ------------------------

                                    GENERAL

    This Information Statement (the "Information Statement") is being mailed on or about May 30, 2002, as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of BEI Medical Systems Company, Inc., a Delaware corporation ("BEI" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Broadway Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Boston Scientific"), to a majority of seats on the Board of Directors of BEI (the "Board").

    On May 13, 2002, BEI entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and Boston Scientific, pursuant to which Purchaser is required to commence a tender offer to purchase (i) all issued and outstanding shares of common stock, $0.001 par value, of BEI, including the associated preferred share purchase rights (the "Common Shares"), at a price per share of $6.8426 (the "Common Per Share Price"), net to the seller in cash, without interest, and (ii) all issued and outstanding shares of Series A Convertible Preferred Stock, $0.001 par value, of BEI (the "Series A Shares" and together with the Common Shares, the "Shares"), at a price per share of $13.6852 (the "Series A Per Share Price"), net to the Seller in cash, without interest, each upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 30, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to holders of Shares along with this Information Statement and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on May 30, 2002.

    The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, as soon as practicable following completion of the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement and in accordance with Delaware law, Purchaser will be merged with and into BEI (the "Merger"), and BEI will continue as the surviving corporation and will become a wholly-owned subsidiary of Boston Scientific. At the effective time of the Merger (the "Effective Time"), each Common Share then outstanding (other than Common Shares held by Boston Scientific, Purchaser or BEI or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Common Per Share Price, or any greater amount per Common Share paid pursuant to the Offer, and each Series A Share then outstanding (other than Series A Shares held by Boston Scientific, Purchaser or BEI or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Series A Per Share Price, or any greater amount per Common Share paid pursuant to the Offer.

    Concurrently with entering into the Merger Agreement, Boston Scientific, Purchaser and certain stockholders of BEI (the "Participating Stockholders") have entered into a Stockholders Agreement, dated as of May 13, 2002 (the "Stockholders Agreement"), pursuant to which the Participating Stockholders have, among other things, (i) agreed to tender into the Offer all Shares owned by them (which equal approximately 24.0% of the outstanding Common Shares, including shares issuable upon exercise or conversion of options and warrants held by the Participating Stockholders, and 98.8% of the outstanding Series A Shares, or approximately 37.4% of the outstanding voting securities of BEI on an as-converted basis), (ii) agreed to vote and take any actions with respect to all such Shares owned by the Participating Stockholders, at any meeting of the stockholders of BEI in favor of the adoption of the Merger Agreement and against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of BEI under the Merger Agreement or of the Participating Stockholders under the Stockholders Agreement, or that could reasonably be expected to result in any of the conditions to BEI's obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stockholders Agreement, and granted an irrevocable proxy to Boston Scientific in respect of such Shares, (iii) granted Purchaser an option, exercisable under certain limited circumstances, to purchase all such Shares owned by them (and not otherwise tendered into the Offer) at the Common Per Share Price or the Series A Per Share Price, as the case may be, to be paid in the Offer, and to purchase all options, warrants and other rights to acquire Shares at a price equal to the Common Per Share Price payable with respect to all Shares issuable upon exercise of such options, warrants or other securities minus the aggregate exercise price of such options, warrants or other securities, and (iv) elected to convert the Series A Shares into Common Shares upon consummation of the Offer. The Stockholders Agreement is incorporated herein by reference to Exhibit (e)(2) hereto.

    The Offer, Merger and Merger Agreement, and the Stockholders Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by BEI with the Commission on May 30, 2002 and which is being mailed to holders of Shares along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and
Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Boston Scientific, Purchaser or the Purchaser Designees (as defined below) has been provided by Boston Scientific. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 30, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 26, 2002, unless Purchaser extends it.

                            VOTING SECURITIES OF BEI

    The Common Shares and the Series A Shares are the only classes of equity securities of BEI outstanding that are currently entitled to vote at a meeting of the stockholders of BEI. Each Series A Share currently entitles the holders thereof to two votes. Each Common Share entitles the holder thereof to one vote. As of the close of business on May 13, 2002, there were 9,857,691 Common Shares and 1,114,485 Series A Shares issued and outstanding, of which Boston Scientific owned no shares and Purchaser owned no shares.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

    The Merger Agreement provides that, effective upon the purchase of and payment for the Shares by Purchaser pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to such provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchases bears to the total number of Shares then outstanding on a fully diluted "as converted" basis.

    The Merger Agreement provides that BEI will promptly take all actions necessary to cause the Purchaser Designees to be elected to the Board, including increasing the size of the Board, if necessary, and securing the resignations of incumbent directors, or both.

    At such times, BEI will use its best efforts to cause persons designated by Purchaser to constitute the same percentages as The Purchaser Designees shall constitute of the Board of (i) each committee of the Board; (ii) the board of directors of each subsidiary of BEI; and (iii) each committee of each such board of directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, at least two members of the Board as of the date of the Merger Agreement, and who are not officers or employees of BEI, shall remain members of the Board.

    The Merger Agreement provides that BEI will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

    Boston Scientific has informed BEI that the Purchaser Designees will be selected by Purchaser from among the individuals listed below. Boston Scientific has informed BEI that each of the following individuals has consented to serve as a director of BEI if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, BEI. Purchaser has advised BEI that, to the best of Purchaser's knowledge, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of BEI, nor has any such person been involved in any transaction with BEI or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Purchaser and BEI that have been described in this Information Statement.

    The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, each such person is a citizen of the United States, has held his or her present position as set forth below for the past five years and each occupation refers to employment with

Boston Scientific. Unless otherwise indicated, the business address of each person listed below is c/o Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS
NAME                                          AGE      HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
----                                        --------   --------------------------------------------------------------
Lawrence C. Best..........................     51      Mr. Best joined Boston Scientific in August 1992 as Senior
                                                       Vice President -- Finance & Administration and Chief Financial
                                                       Officer. Previously, Mr. Best had been a partner at Ernst &
                                                       Young, certified public accountants, since 1981. From 1979 to
                                                       1981, Mr. Best served a two year term as a Professional
                                                       Accounting Fellow in the Office of Chief Accountant at the
                                                       Securities and Exchange Commission in Washington, D.C. Mr.
                                                       Best received a B.B.A. degree from Kent State University.

Stephen F. Moreci.........................     51      Mr. Moreci was appointed to the Executive Committee of Boston
                                                       Scientific as Senior Vice President and Group President,
                                                       Endosurgery in December 2000. Mr. Moreci joined Boston
                                                       Scientific in 1989 and most recently served as Boston
                                                       Scientific's President of its Medi-tech division since 1999.
                                                       From 1989 until 1999, Mr. Moreci held a variety of management positions within Boston Scientific, including Vice President and General Manager of Cardiac Assist from 1989 to 1991, Vice
                                                       President and General Manager of Microvasive Endoscopy from
                                                       1991 until 1995, Group Vice President of Nonvascular from 1995 until 1996 and President of Microvasive Endoscopy from 1996 until 1999. Mr. Moreci received a B.S. degree from
                                                       Pennsylvania State University.

Lawrence J. Knopf.........................     41      Mr. Knopf is a Director, Vice President-Legal and Secretary of
                                                       Purchaser and is Vice President, Assistant Secretary and
                                                       Assistant General Counsel of Boston Scientific. Mr. Knopf
                                                       joined Boston Scientific in 1993. Prior to joining Boston
                                                       Scientific, Mr. Knopf was a Senior Associate at the law firm of Bingham Dana LLP. Mr. Knopf received a Bachelor of Science in Accounting from The Wharton School of University of
                                                       Pennsylvania and a J.D. from the University of Michigan.

Paul W. Sandman...........................     54      Mr. Sandman joined Boston Scientific as Senior Vice President,
                                                       Secretary and General Counsel in May 1993. From March 1992
                                                       through April 1993, he was Senior Vice President, General
                                                       Counsel and Secretary of Wang Laboratories, Inc., where he was responsible for legal affairs. From 1984 to 1992, Mr. Sandman was Vice President and Corporate Counsel of Wang Laboratories,
                                                       Inc., where he was responsible for corporate and international legal affairs. Mr. Sandman received his A.B. from Boston
                                                       College, and his J.D. from Harvard Law School.

                           BOARD OF DIRECTORS OF BEI

    The Company's Restated Certificate of Incorporation and Bylaws provide that the Board shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board may be filled by the affirmative vote of the holders of a majority of the voting power of the then outstanding Common Shares or by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the authorized number of directors on the Board) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and has qualified or until his earlier death, resignation or removal. The Board is presently composed of six directors.

    Additionally, the Certificate of Designations provides that the holders of outstanding Series A Shares shall be entitled to elect one director to the Board (the "Series A Director"), such director to serve for a one-year term. The holders of outstanding Series A Shares are not entitled to vote those shares with respect to any other nominees for election to the Board.

    The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each current director of BEI. Unless otherwise indicated, each such person is a citizen of the United States.

JORDAN DAVIS

    Mr. Davis, age 40, is currently the Series A Director and has been a Director of the Company since February 2001. Mr. Davis is a Managing Partner and co-founder of Radius Ventures, a venture capital firm focused on the health and life sciences industry. Prior to founding Radius, from 1992 to 1996, Mr. Davis served as Managing Director of KBL Healthcare, Inc., a merchant banking and venture capital firm specializing in the health and life science industry. He was a co-founder of Cambridge Heart, Inc., a cardiology device company and currently serves on the board of directors of Amicas, Inc. and Coordinated Care Solutions, Inc., each portfolio companies of Radius. Mr. Davis earned an M.B.A. from the J.L. Kellogg Graduate School of Management of Northwestern University and a B.A. in Economics from The State University of New York at Binghamton.

RICHARD W. TURNER, PHD

    Dr. Turner, age 55, founded in 1991 what is now the Company as a subsidiary of BEI Electronics, Inc. ("Electronics"). Dr. Turner served as President of that subsidiary from 1991 until it merged into the Company in November 1997, and then as President of the Company until April 1998. He rejoined the Company as President and Chief Executive Officer in January 1999. He has served as a Director of the Company since September 1997. Previously President of the Healthcare Group for the Cooper Companies, Dr. Turner has held executive leadership positions in the medical industry for over 20 years, including President and Director of CooperLaserSonics, Inc., President of
CooperVision, Inc., President and Chief Executive Officer/Director for Pancretec, Inc. and President of Kay Laboratories. Dr. Turner holds a B.S. from Old Dominion University, an M.B.A. from Pepperdine University and a Ph.D. from Berne University.

GARY D. WRENCH

    Mr. Wrench, age 68, has been a Director of the Company since 1986. He is currently Chief Financial Officer of OpticNet, Inc., which was spun off from BEI Technologies, Inc. ("BEI Technologies") in November 2000. He served as Senior Vice President and Chief Financial Officer of BEI Technologies. From
September 1997 until his retirement in May 2000, he served as Vice President of Electronics and President and Chief Executive Officer of Motion Systems
Company, Inc., then a wholly owned subsidiary of Electronics that is now a part of Technologies. Mr. Wrench's previous experience includes 20 years with Hughes Aircraft Company including an assignment as President of Spectrolab, Inc., a Hughes subsidiary. He currently serves as a Director of Technologies. Mr. Wrench holds a B.A. from Pomona College and an M.B.A. from the University of California, Los Angeles.

LAWRENCE A. WAN, PHD

    Dr. Wan, age 63, has been a Director of the Company since November 1997. He served as Vice President and Chief Technical Officer of Electronics from
July 1990 to September 1997 and from October 1997 to November 2000 he was Vice President, Corporate Technology and Chief Technical Officer of Technologies. He is currently Chairman of the Board and Chief Executive Officer of OpticNet, Inc., which was spun off from BEI Technologies in November 2000. From 1984 until 1990, he served as Vice President, Engineering, of Systron Donner Corporation, and also held various other technical and general management positions with that company between 1979 and 1984. From 1968 through 1979, he served as Chief Executive Officer of Sycom, Inc., a commercial electronics company, which he founded. From 1964 to 1968, he worked for Hughes Aircraft Company where he headed the Radar Systems Section of the Hughes Ground Systems Group. In 1962, Dr. Wan and two other professors established an Engineering School at the University of California, Santa Barbara, where he also taught Engineering. Dr. Wan holds B.S., M.S. and Ph.D. degrees in Engineering and Applied Sciences from Yale University.

CHARLES CROCKER

    Mr. Crocker, age 63, a founder of the Company, has served as Chairman of the Board of Directors of the Company since October 1974. Mr. Crocker served as President and Chief Executive Officer of the Company from October 1995 until September 1997. Mr. Crocker is Chairman and Chief Executive Officer of BEI Technologies. He served as President of Crocker Capital Corporation (a Small Business Investment Company), from 1970 to 1985, and as General Partner of Crocker Associates, a venture capital investment partnership, from 1970 to 1990. He currently serves as a director of Technologies, Fiduciary Trust Company International, Pope & Talbot, Inc. and Teledyne Technologies. Mr. Crocker holds a B.S. from Stanford University and an M.B.A. from the University of California, Berkeley.

RALPH M. RICHART, MD

    Dr. Richart, age 68, has been a Director of the Company since November 1997 and was a Director of BEI Medical Systems Company, Inc. from 1996 until that company's merger into Electronics in November 1997. Dr. Richart is Professor of Pathology in Obstetrics and Gynecology at the Columbia University College of Physicians and Surgeons and Vice Chairman for Anatomic Pathology at the Sloane Hospital for Women in New York City. He served as a Career Research Development Awardee at the Medical College of Virginia before moving to Columbia-Presbyterian Medical Center in 1963. He is the past President of the International Gynecologic Cancer Society. He received his medical training at the University of Rochester School of Medicine and Dentistry, and completed his pathology residency in the Harvard Hospitals system.

    COMMITTEES OF THE BOARD

    The Board currently has two committees, the audit committee ("Audit Committee") and compensation committee ("Compensation Committee"). The Board does not have a nominating committee or committee that performs a similar function.

    The Audit Committee meets with the Company's independent auditors at least annually to review the scope and results of the annual audit; recommends to the Board the independent auditors to be retained; and receives and considers the auditors' comments as to internal controls, accounting staff and management performance and procedures in connection with audit and financial controls. The Audit Committee currently consists of three non-employee directors: Mr. Wrench, Chairman of the

Committee, Dr. Richart and Dr. Wan. The Audit Committee met twice during fiscal year ended September 29, 2001. All members of the Company's Audit Committee are independent as independence is defined in Rule 4200(a)(14) of the NASD listing standards. The Audit Committee has adopted a written charter that was filed as Appendix A to the definitive proxy statement filed with the Commission in connection with the Company's 2001 Annual Meeting of Stockholders.

    The Compensation Committee makes recommendations concerning salaries and incentive compensation for the Company's executive officers, awards stock options and restricted stock to eligible executives, employees and consultants under the Company's Amended 1987 Stock Option Plan, as amended (the "1987 Option Plan") and 1992 Restricted Stock Plan, as amended (the "1992 Stock Plan"), administers the Company's 1987 Option Plan and 1992 Stock Plan, and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee met once during fiscal year 2001. The Compensation Committee consists of three non-employee directors: Mr. Wrench, Chairman of the Committee, Dr. Wan and
Mr. Davis.

    BOARD AND COMMITTEE MEETINGS

    The Board held a total of 6 regular meetings during the fiscal year ended September 29, 2001. No director attended less than 75% of the aggregate number of meetings of the Board and meetings of the committees of the board on which he served. The audit committee met two times and the compensation committee held one meeting during fiscal year 2001.

    DIRECTOR COMPENSATION

    During the fiscal year ended September 29, 2001, Dr. Wan and Mr. Wrench, as non-employee directors, each received a monthly fee of $1,000 and a fee of $500 for each Board meeting attended and for each committee meeting attended as a committee member and a fee of $250 for each telephonic Board or committee meeting in which such director participated. In the fiscal year ended
September 29, 2001, the total compensation paid to non-employee directors, excluding Mr. Crocker, for services as directors was $29,500. The members of the Board are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

    In the fiscal year ended September 29, 2001, the Board awarded non-qualified stock options to Mr. Davis, (10,000), Dr. Richart (10,000), Dr. Wan (10,000) and Mr. Wrench (10,000) for their contributions to the Company for fiscal year 2001 and non-qualified stock options to Mr. Davis (10,000), for his efforts related to a private placement of shares of the Company's common stock and warrants to purchase shares of the Company's common stock.

    In December 1999, Mr. Wrench was awarded a $10,000 bonus payment related to his contributions toward the completion of a sale of a substantial portion of the Company's assets to CooperSurgical Acquisition Corp.

    In March 1998, the Company entered into a consulting agreement with Dr. Richart under which he would assist with medical research and clinical information. In consideration for these services, the Company granted
Dr. Richart 50,000 shares of the Company's common stock pursuant to the terms of the 1992 Stock Plan. Of the shares granted, 19,996 vested immediately upon issuance with the balance vesting ratably from October 1998 through March 2000. The fair market value of the shares at September 24, 1998, the date of the award, was $96,875, based upon the closing price of the stock as reported by the Nasdaq National Market System on that date. The agreement also provided for commissions to be paid to Dr. Richart on sales of the Company's Hydro ThermAblator-Registered Trademark- product in the Far East and Latin America territories at the rate of $1,000 per unit and for a 2% commission to be paid on certain disposable units sold. In fiscal year 2000 and 1999, the Company paid Dr. Richart

$12,036 and $2,057, respectively, and $500 is payable for shipments made during the term of the agreement. In addition, Dr. Richart provides consulting services to the Company pursuant to an agreement under which he is paid a fee of $1,000 per day of service. In the fiscal year ended September 29, 2001, Dr. Richart was paid $16,500 for services under the agreement. In fiscal years 2000 and 1999
Dr. Richart performed no services and the Company was not obligated to pay any fees under this agreement. The consulting agreements with Dr. Richart were not renewed in accordance with their terms and are no longer in effect.

    Mr. Crocker serves as Chairman of the Board of Directors of the Company at an annual compensation of $50,000 per year plus reimbursement for expenses incurred in connection with attendance at Board meetings in accordance with Company policy.

                           EXECUTIVE OFFICERS OF BEI

    In addition to Mr. Crocker and Dr. Turner, who are also members of the Board, the names, ages and experience of the executive officers of BEI, who are appointed by the Board, are as follows:

NAME                                          AGE                           POSITION
----                                        --------                        --------
Charles Crocker...........................     63      Chairman of the Board of Directors
Richard W. Turner.........................     55      President and Chief Executive Officer
Samuel Dickstein..........................     61      Vice President, New Business Development and
                                                       Technology
Thomas W. Fry.............................     57      Vice President, Finance and Administration,
                                                       Secretary, Treasurer
John J. Gormally..........................     45      Vice President, Sales

    Charles Crocker and Richard W. Turner. See biographical information above under "Board of Directors of BEI."

    Mr. Samuel Dickstein served as Vice President, New Business Development and Technology of BEI Medical Systems Company, Inc. from June 1997 until the merger of that entity into Electronics in November 1997. He served as Vice President, Operations, from the acquisition of Meditron Devices, Inc. by BEI Medical Systems Company, Inc. in 1992 until June 1997. Prior to the acquisition,
Mr. Dickstein, a co-founder of Meditron Devices, Inc., served as a Vice President from 1987 to 1992. From 1979 to 1987, Mr. Dickstein was a Vice President of Xylog Corporation, a subsidiary of Meditron Devices, Inc. From 1970 to 1978, Mr. Dickstein served as Electro-Medical Engineering Manager for American Cystoscope Makers (Circon Corp.). Mr. Dickstein holds a B.S.E.E. from the City College of New York and has also completed graduate level studies in Electrical Engineering at both New York University and the New Jersey Institute of Technology.

    Mr. Thomas W. Fry served as Vice President, Finance and Administration of BEI Medical Systems Company, Inc. from October 1992 until the merger of that subsidiary into Electronics in November 1997. Mr. Fry was employed by Disctronics Ltd. as Corporate Controller from 1989 to 1992, by
Cavitron, Inc./CUSA, a medical device, engineering and manufacturing company, as Controller/CFO from 1986 to 1989, and by Cheeseborough-Ponds International as Manager of Profit Planning and Manufacturing Controller from 1979 to 1986. Prior to that time, Mr. Fry was employed by GTE from 1970 to 1979 in various accounting and financial roles, including three years as the Controller of GTE Sylvania in Caracas, Venezuela. Mr. Fry holds a B.S. from Southeast Missouri State University and an M.B.A. with academic honors from Pace University.

    Mr. John J. Gormally joined the Company as Vice President, Sales in
July 2001. Prior to joining BEI Mr. Gromally was Vice President, U.S. Sales and Operations, for the ConvaTec Company, a Bristol-Myers Squibb Company. From 1978 to 1998, Mr. Gormally held a variety of sales and marketing positions with Becton Dickinson, beginning as a sales representative and rising through management posts of increasing responsibility to become Director, Corporate National Accounts in 1989, Vice President of Sales, Vacutainer Systems in 1992; Area Vice President, healthcare systems division, in 1995; and Vice President, Corporate Sales, Genesis Project, in 1997. Mr. Gormally holds a B.S. Degree in Biology from DeSales University and has successfully completed executive seminars at Harvard and Columbia Universities.

         SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the beneficial ownership of BEI's Common Stock Equivalents (which means BEI Common Shares and Series A Shares, treating for this purpose the Series A Shares as if they had all been converted to Common Shares pursuant to the Certificate of Designations) as of May 13, 2002, by
(i) each person or entity who is known by BEI to own beneficially more than 5% of BEI's outstanding shares of Common Stock Equivalents, (ii) each of BEI's directors, (iii) BEI's chief executive officer and its four other most highly compensated executive officers and (iv) all of BEI's directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Commission. The Shares that are subject to options or warrants currently exercisable or exercisable within 60 days after May 13, 2002 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person. Percentage of beneficial ownership is based on 12,086,661 Common Stock Equivalents outstanding as of May 13, 2002 consisting of 9,857,691 Common Shares and 1,114,485 Series A Shares (each convertible into two Common Shares). Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock Equivalents shown as beneficially owned by them, subject to applicable community property laws. The address of each person in this table, unless otherwise noted, is as follows: c/o BEI Medical Systems Company, Inc., 100 Hollister Road, Teterboro, New Jersey 07608.

                                                               NUMBER OF     PERCENTAGE OF
                                                              COMMON STOCK   COMMON STOCK
                                                              EQUIVALENTS     EQUIVALENTS
                                                              BENEFICIALLY   BENEFICIALLY
                                                                 OWNED         OWNED (1)
                                                              ------------   -------------
                                                               NUMBER OF      PERCENT OF
NAME AND ADDRESS                                                 SHARES        TOTAL (2)
----------------                                              ------------   -------------
Mr. Charles Crocker (3).....................................   1,547,404         12.8%
  One Post Street, Suite 2500
  San Francisco, CA

Brookside Capital Partners Fund, L.P. (4)...................   2,072,666         16.2%
  Two Copley Place
  Boston, MA

Entities associated with Diaz & Altschul, LLC (5)...........     984,090          8.0%
  950 Third Avenue, 16th Floor
  New York, NY

T. Rowe Price Associates, Inc...............................     879,891          7.3%
  100 E. Pratt Street
  Baltimore, MD 21202

Radius Venture Partners I, L.P. (6).........................     634,852          5.2%
  One Rockefeller Plaza, Suite 920
  New York, NY

Mr. Jordan Davis (6)........................................     634,852          5.2%

Mr. Samuel Dickstein (7)....................................      83,394             *

                                                               NUMBER OF     PERCENTAGE OF
                                                              COMMON STOCK   COMMON STOCK
                                                              EQUIVALENTS     EQUIVALENTS
                                                              BENEFICIALLY   BENEFICIALLY
                                                                 OWNED         OWNED (1)
                                                              ------------   -------------
                                                               NUMBER OF      PERCENT OF
NAME AND ADDRESS                                                 SHARES        TOTAL (2)
----------------                                              ------------   -------------
Mr. Thomas W. Fry (7).......................................      96,270             *

Mr. John J. Gormally........................................           0             *

Mr. Ralph M. Richart (7)....................................     153,911          1.3%

Dr. Richard W. Turner (7)...................................     544,403          4.3%

Dr. Lawrence A. Wan (7).....................................      36,021             *

Mr. Gary D. Wrench (7)(8)...................................     102,672             *

All executive officers and directors as a group (9             3,198,927         24.9%
  persons)(9)...............................................

------------------------

*   Less than one percent.

(1) This table is based upon information previously supplied by officers, directors and principal stockholders of the Company and upon any Schedules 13D, 13F or 13G filed with the Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Applicable percentages are based on 12,086,661 Common Stock Equivalents outstanding as of May 13, 2002 consisting of 9,857,691 Common Shares and 1,114,485 Series A Shares (each convertible into two Common Shares), adjusted as required by rules promulgated by the Commission.

(3) Includes 400,000 Common Shares held by Mr. Crocker as trustee for his adult children, as to which Mr. Crocker disclaims beneficial ownership. Also includes 54,936 Common Shares held in a trust of which Mr. Crocker is beneficiary and sole trustee. Mr. Crocker, acting alone, has the power to vote and dispose of the shares in each of these trusts.

(4) Includes 425,162 Common Shares purchasable upon exercise of a warrant that expires on September 4, 2002 and 318,871 Common Shares purchasable upon exercise of a warrant that expires on September 4, 2003.

(5) Includes 160,000 Common Stock Equivalents beneficially owned by Delta Opportunity Fund, Ltd. ("Delta"), 106,668 Common Stock Equivalents beneficially owned by Delta Opportunity Fund (Institutional), LLC ("Delta Institutional"), and 133,334 Common Stock Equivalents beneficially owned by Overbrook Fund I, LLC ("Overbrook"). Delta, Delta Institutional, and Overbrook own 80,000, 53,334, and 66,667 Series A Shares, respectively, which can be immediately converted into Common Shares at a rate of two Common Shares for each Series A Share held. Also includes 11,700 Common Shares owned by Siri von Reis and 50,000 Common Shares owned by Altschul Investment Group. Also includes 43,714 and 25,699 Common Shares purchasable, by Delta and Delta Institutional, respectively, upon exercise of warrants that expire on September 4, 2002, 32,786 and 19,274 Common Shares purchasable, by Delta and Delta Institutional, respectively, upon exercise of warrants that expire on September 4, 2003, 22,559, 12,147, and 3,036 Common Shares purchasable, by Delta, Delta Institutional, and Delta Private Equity Fund, L.P. ("Delta Equity"), respectively, upon exercise of warrants that expire on September 28, 2002, and 16,919, 9,110, and 2,277 Common Shares purchasable, by Delta, Delta Institutional, and Delta Equity, respectively, upon exercise of warrants that expire on September 28, 2003. Diaz and Altschul, LLC is the investment advisor to the Delta Opportunity Fund family. One of the three managing members of Diaz and Altschul Advisors, LLC is the sole managing member of Overbrook Fund, LLC.

(6) Includes 533,334 Common Stock Equivalents beneficially owned by Radius Venture Partners I, L.P. ("Radius"). Radius owns 266,667 Series A Shares that can be immediately converted into Common Shares at a rate of two Common Shares for each Series A Share held. Also includes 20,824 Common Shares purchasable upon exercise of a warrant that expires on September 4, 2002 and 15,618 Common Shares purchasable upon exercise of a warrant that expires on September 4, 2003. Jordan Davis, a director of the Company, is a principal of the general partner of Radius Venture Partners I, L.P. and may be deemed to beneficially own Shares held by Radius Venture Partners I, L.P.

(7) Includes shares which certain officers and directors have the right to acquire within 60 days after the date of this table pursuant to outstanding options as follows: Mr. Dickstein, 67,604 Common Shares; Mr. Fry, 54,899 Common Shares; Dr. Richart, 48,750 Common Shares; Dr. Turner, 494,403 Common Shares; Dr. Wan, 20,000 Common Shares; Mr. Wrench, 41,371 Common Shares; and all executive officers and directors as a group, 727,027 Common Shares. Also includes Common Shares which certain officers and directors have the right to vote pursuant to unvested portions of restricted stock awards as follows:
    Dr. Turner 50,000 Common Shares, Mr. Wrench 1,500 Common Shares, Dr. Wan, 875 Common Shares; and all executive officers and directors as a group, 52,375 Common Shares.

(8) Includes 55,718 Common Shares held in a revocable trust of which Mr. Wrench and his wife, Jacqueline Wrench, are beneficiaries and sole trustees.
    Mr. and Mrs. Wrench, acting alone, each have the power to vote and dispose of such shares. Also includes 5,583 Common Shares, which Mr. Wrench, acting alone, has power to vote and dispose of.

(9) Includes the Shares described in the Notes above, as applicable.

                      SERIES A CONVERTIBLE PREFERRED STOCK

    The following table sets forth certain information regarding the beneficial ownership of the Series A Shares as of May 13, 2001 by: (i) each BEI director;
(ii) each of the executive officers named in the Summary Compensation Table under the caption "Executive Compensation" below; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of the Series A Shares.

                                                              BENEFICIAL OWNERSHIP (1)
                                                              -------------------------
                                                               NUMBER OF    PERCENT OF
BENEFICIAL OWNER                                                SHARES       TOTAL (2)
----------------                                              -----------   -----------
Entities associated with First Chicago Equity Corporation       266,668        23.9%
  (3).......................................................
55 West Monroe, 16th Floor
Chicago, IL

Radius Venture Partners I, L.P..............................    266,667        23.9%
One Rockefeller Plaza, Suite 920
New York, NY

Entities associated with Robert P. Khederian (4)............    234,483        21.0%
200 Pond Road
Wellesley, MA

Entities associated Diaz & Altschul Advisors, LLC (5).......    200,001        17.9%
950 Third Avenue, 16th Floor
New York, NY

                                                              BENEFICIAL OWNERSHIP (1)
                                                              -------------------------
                                                               NUMBER OF    PERCENT OF
BENEFICIAL OWNER                                                SHARES       TOTAL (2)
----------------                                              -----------   -----------
MedCapital, LLC.............................................    133,333        12.0%
500 Campus Drive, Suite 220
Florham Park, NJ 07932

Mr. Charles Crocker.........................................          0            *

Mr. Samuel Dickstein........................................          0            *

Mr. Jordan Davis (6)........................................    266,667        23.9%

Mr. Thomas W. Fry...........................................          0            *

Mr. John J. Gormally........................................          0            *

Dr. Ralph M. Richart........................................          0            *

Dr. Richard W. Turner.......................................          0            *

Dr. Lawrence A. Wan.........................................          0            *

Mr. Gary D. Wrench..........................................          0            *

All executive officers and directors as a group (9 persons)     266,667        23.9%
  (7).......................................................

------------------------

*   Less than one percent.

(1) This table is based upon information previously supplied by officers, directors and principal stockholders of the Company. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Applicable percentages are based on 1,114,485 Series A Shares outstanding on May 13, 2002, adjusted as required by rules promulgated by the Commission.

(3) Includes 252,067 shares held by First Chicago Equity Corporation ("First Chicago"), 1,267 shares held by Cross Creek Partners XI, LLC ("Cross Creek XI"), and 13,334 shares held by Garrett Capital Advisors, LLC ("GCA"). Banc One Venture Partners is made up of 99.5% ownership by First Chicago and 0.5% by Cross Creek Partners. Cross Creek XI is the investment vehicle used by the partners of Banc One Venture Partners to invest such partners' money. Banc One Venture Partners has agreed to work with Scott Garrett, the principal of GCA, on all health care investments for a period of approximately four years. As Cross Creek XI and GCA are under common control with First Chicago, First Chicago may be deemed to beneficially own shares held by Cross Creek XI and GCA. Garrett Capital Advisors, LLC disclaims such beneficial ownership.

(4) Includes 78,161 shares held by Robert P. Khederian, individually, 78,161 shares held by Robert P. Khederian C/F Robert P. Khederian, Jr. UTMA/MA (the "Robert P. Khederian, Jr. Trust"), and 78,161 shares held by Robert P. Khederian C/F Allison L. Khederian UTMA/MA (the "Allison L. Khederian Trust"). As trustee of the Robert P. Khederian, Jr. Trust and the Allison L. Khederian Trust, Mr. Khederian may be deemed to beneficially own the shares held by these trusts.

(5) Includes 80,000 shares held by Delta Opportunity Fund, Ltd., 53,334 shares held by Delta Opportunity Fund (Institutional), LLC, and 66,667 shares held by Overbrook Fund I, LLC. Diaz and Altschul, LLC is the investment advisor to the Delta Opportunity Fund family. One of the three managing members of Diaz and Altschul Advisors, LLC is the sole managing member of Overbrook Fund, LLC.

(6) Represents 266,667 shares owned by Radius Venture Partners I, L.P. Jordan Davis, a director of the Company, is a principal of the general partner of Radius Venture Partners I, L.P. and may be deemed to beneficially own shares held by Radius Venture Partners I, L.P.

(7) Includes the shares described in the Notes above, as applicable.

    SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Officers, directors and greater than ten percent stockholders are required by the Commission's regulations to furnish the Company with copies of all
Section 16(a) forms they file.

    To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended September 29, 2001, the Company's officers, directors and greater than ten percent beneficial owners complied with all applicable Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

    The following table shows, for the fiscal years ended September 29, 2001, September 30, 2000 and October 2, 1999 compensation awarded or paid to or earned by the Company's Chief Executive Officer and its other executive officers at September 29, 2001, (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG TERM
                                                    ANNUAL COMPENSATION                 COMPENSATION AWARDS
                                        -------------------------------------------   ------------------------
                                                                                      SECURITIES
                                                                       OTHER ANNUAL   UNDERLYING    RESTRICTED    ALL OTHER
                                                                       COMPENSATION   OPTIONS (3)   STOCK (4)    COMPENSATION
NAME AND PRINCIPAL POSITION    YEAR     SALARY ($)      BONUS ($)        (2) ($)          (#)          ($)         (5) ($)
---------------------------  --------   ----------      ---------      ------------   -----------   ----------   ------------
Richard W. Turner Ph.D....    2001        250,000(1)     125,000(1)       16,555            --        181,400        2,650
President and Chief           2000        266,042(1)      40,000(1)       18,214        50,000             --        2,687
Executive Officer (6)         1999        238,094(1)      90,000(1)       13,228        95,000             --        4,186

Mr. Thomas W. Fry.........    2001        180,250         28,500          17,171        11,500             --        3,233
Vice President, Finance       2000        171,938         25,000          16,509        33,000             --        3,342
And Administration,           1999        160,813         50,000          14,900        41,750                       3,335
Treasurer and Secretary

Mr. Samuel Dickstein......    2001        151,475         23,500          14,210        11,500             --        3,051
Vice President, New           2000        144,262         15,000          13,455        25,000             --        3,531
Business Development          1999        138,038         40,000          12,711        27,625             --        3,081
and Technology

Mr. John Gormally.........    2001         34,846          7,500           2,197        40,000             --           --
Vice President, Sales (7)

------------------------

(1) Includes amounts earned but deferred at the election of Dr. Turner pursuant to the Company's Retirement Savings Plan of $152,406, $228,270, and $58,094 in fiscal years 2001, 2000 and 1999, respectively.

(2) Includes a $10,800 per person car allowance paid in fiscal years 2001, 2000 and 1999. Includes reimbursement of certain professional services paid to Dr. Turner of $1,275, $5,095 and $75 in fiscal years 2001, 2000 and 1999, respectively, of which $3,311 was earned but deferred at the election of Dr. Turner pursuant to the Company's Retirement Savings Plan in fiscal year 2000. The remaining sum for each of the persons listed is attributable to premiums paid by the Company for group term life insurance and personal commuting expenses paid by the Company.

(3) Fiscal year 1999 options include repriced options issued in replacement of options issued in fiscal year 1998 to purchase 15,000, 8,750, and 7,625 shares for Dr. Turner, Mr. Fry, and Mr. Dickstein, respectively.

(4) Dr. Turner received a grant of 50,000 shares of restricted stock on September 25, 2001. Amount calculated based on the closing sale price of the Company's common stock on September 25, 2001, as reported on the Nasdaq National Market, of $3.628.

(5) Amounts paid as normal contributions pursuant to the Company's Retirement Savings Plan.

(6) Dr. Turner was the Company's President and Chief Executive Officer from September 1997 through March 1998. He remained an employee of the Company and in January 1999 returned to the position of President and Chief Executive Officer.

(7) Mr. Gormally joined the Company in June 2001.

STOCK OPTION TRANSACTIONS IN FISCAL 2001

    The following tables show for the fiscal year ended September 29, 2001, certain information regarding options granted to, exercised by, and held at year-end by the Named Executive Officers.

    Option Grants in Fiscal Year 2001:

                                                                                                   POTENTIAL REALIZABLE
                         NUMBER OF     % OF TOTAL                                                    VALUE AT ASSUMED
                         SECURITIES     OPTIONS                                                    ANNUAL RATES OF STOCK
                         UNDERLYING    GRANTED TO                                                 PRICE APPRECIATION FOR
                          OPTIONS     EMPLOYEES IN   EXERCISE OR   MARKET PRICE AT                    OPTION TERM (3)
                          GRANTED     FISCAL YEAR    BASE PRICE     DATE OF GRANT    EXPIRATION   -----------------------
NAME                      (#) (1)         (2)          ($/SH)          ($/SH)           DATE          5%          10%
----                     ----------   ------------   -----------   ---------------   ----------   ----------   ----------
Mr. Fry................     1,500          0.8%        $3.720          $3.720          4/23/11     $ 3,509      $  8,893
                           10,000          5.4%        $3.628          $3.628          9/24/11     $22,816      $ 57,821

Mr. Dickstein..........     1,500          0.8%        $3.720          $3.720          4/23/11     $ 3,509      $  8,893
                           10,000          5.4%        $3.628          $3.628          9/24/11     $22,816      $ 57,821

Mr. Gormally...........    35,000         18.8%        $3.350          $3.350          7/23/11     $73,738      $186,866
                            5,000          2.7%        $3.628          $3.628          9/24/11     $11,408      $ 28,910

------------------------

(1) Options generally vest annually over a four-year period. The options will fully vest upon a change of control, as defined in the Amended Plan. The Board of Directors may reprice the options under the terms of the Amended Plan.

(2) Based upon options to purchase 186,000 shares issued to employees in fiscal year 2001. Does not include options to purchase 50,000 shares issued to directors in fiscal year 2001 and options to purchase 10,000 shares issued a consultant in fiscal year 2000.

(3) The potential realizable value is based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciated at the indicated rate, compounded annually for the entire term of the option and that the option is exercised solely on the last day of its term for the appreciated price. These amounts represent certain assumed rates of appreciation, less the exercise or base price, in accordance with the rules of the Commission, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of the Company's Common Stock and no gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

    The following table sets forth the information with respect to stock option exercises during the fiscal year ended September 29, 2001, by our Named Executive Officers, and the number and value of securities underlying unexercised options held by our Named Executive Officers at fiscal year end. The fair market value at the close of business on September 28, 2001 (the last trading day of fiscal 2001) was $3.79 per share.

    Aggregated Options Exercised in Last Fiscal Year and Fiscal Year-End Option
Values:

                                                                      NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                 UNDERLYING UNEXERCISED OPTIONS   IN-THE-MONEY OPTIONS
                                                                         AT FY-END (#)               AT FY-END ($)
                       SHARES ACQUIRED ON                                 EXERCISABLE/                EXERCISABLE/
NAME                      EXERCISE (#)      VALUE REALIZED ($)         UNEXERCISABLE (1)           UNEXERCISABLE (2)
----                   ------------------   ------------------   ------------------------------   --------------------
Dr. Turner...........      --                   --                      474,403/65,000             $1,520,318/$157,600
Mr. Fry..............      --                   --                       54,524/40,000               $134,042/$72,076
Mr. Dickstein........      --                   --                       67,229/32,750               $196,263/$54,880
Mr. Gormally.........      --                   --                            0/40,000                     $0/$16,210

------------------------

(1) Includes both in-the-money and out-of-the money options.

(2) The fair market value of the underlying shares on the last day of the fiscal year, September 29, 2001, less the exercise or base price.
    "Out-of-the-money" options are ignored.

    EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

    The Employment Agreement, dated October 7, 1999, as amended April 19, 2002, between BEI and Dr. Turner, the President and Chief Executive Officer of BEI, provides that the vesting for any stock options held by Dr. Turner shall be accelerated in full upon change in control of BEI, and in connection with Dr. Turner's termination of employment at any time, either voluntary or involuntary for any reason, all stock options held by Dr. Turner will immediately vest in full and Dr. Turner will receive from BEI his then current full-time compensation for 12 months after such termination.

    The Severance Agreement, dated February 12, 1997, between BEI and Mr. Fry, the Vice President, Finance and Administration, Secretary and Treasurer of BEI, provides that if Mr. Fry is terminated by BEI or terminates his employment with BEI for good reason, as defined in the employment agreement, he will receive from BEI his then current full-time compensation for 12 months after such termination.

    Pursuant to a Transaction Bonus Plan adopted by BEI, upon the completion of an approved commercial transaction involving BEI's HTA(R) technology, the following officers of the Company will receive the following bonus amounts, payable immediately following the close of such transaction:

       Richard W. Turner Ph.D......................................  $100,000
       President and Chief Executive Officer

       Thomas W. Fry...............................................  $ 50,000
       Vice President, Finance and Administration, Treasurer and Secretary

       Samuel Dickstein............................................  $ 40,000
       Vice President, New Business Development and Technology

    Pursuant to the Merger Agreement, at the Effective Time, all options to purchase Common Shares ("Options") granted under the 1987 Option Plan will be cancelled and the 1987 Option Plan will be terminated. As of the Effective Time, the holder of each cancelled Option that has an exercise price less than the Common Per Share Price will be entitled to an amount in cash equal to the excess of the Common Per Share Price over the per share exercise price of each such Option multiplied by the number of Common Shares subject to such Option. The Board, in accordance with the Merger Agreement and the terms of the 1987 Option Plan, approved the full acceleration of vesting of outstanding Options under the 1987 Option Plan, to be effective immediately prior to the Effective Time. Certain of BEI's directors and executive officers, including Samuel Dickstein, Thomas Fry, Richard Turner, Lawrence Wan and Gary Wrench, each hold unvested Options under the 1987 Option Plan, which will be accelerated and fully vested immediately prior to the Effective Time.

    According to the terms the 1992 Stock Plan, in connection with a change in control transaction (such as the consummation of the Offer), any remaining restrictions on all shares of restricted stock granted under the plan shall immediately terminate. Richard Turner, Lawrence Wan and Gary Wrench each hold unvested Common Shares granted as restricted stock awards pursuant to the 1992 Stock Plan, which will become fully vested upon consummation of the Offer.

    REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE
     COMPENSATION

    The Compensation Committee (the "Committee") is composed of three non-employee directors. The current members of the Committee are Mr. Wrench, Mr. Davis and Dr. Wan. The Committee is responsible for, among other things, recommending the compensation of executive officers, including any stock-based awards to such individuals under the 1987 Option Plan and the 1992 Stock Plan (collectively, the "Plans").

EXECUTIVE COMPENSATION PRINCIPLES

    The Committee seeks to compensate executive officers in a manner designed to achieve the primary goal of the Company's stockholders: increased stockholder value. In furtherance of this goal, the Committee determines a compensation package that takes into account both competitive and performance factors. Annual compensation of Company executives is comprised of salary and bonus, an approach consistent with the compensation programs of similar companies. A portion of the compensation of each executive officer is contingent upon the Company's performance. Cash bonuses may vary significantly for an individual from year to year, and may vary among the executive officers. Another component of compensation of the executive officers is incentive stock options, which vest over a multi-year period. Restricted stock grants, subject to multi-year vesting, having less frequently been a part of the compensation of some of the executive officers.

BASE SALARY

    The Committee reassessed salaries for the last three fiscal quarters of fiscal year 2001 in January 2001 for all executive officers. In adjusting the base salaries of the executive officers, the Compensation Committee examined both competitive market rates and qualitative factors relating to corporate and individual performance. In connection with its examination of competitive factors, the Committee reviewed an independent survey of base salaries paid by other medical device development stage companies of comparable size. In many instances, assessment of qualitative factors necessarily involves a subjective assessment by the Committee. In determining salary adjustments for executive officers other than Dr. Turner for fiscal year 2001, the Committee relied primarily on the evaluations and recommendations of Mr. Crocker and Dr. Turner of each officer's responsibilities for fiscal year 2001 and performance during fiscal year 2000.

    At its meeting in January 2001, the Committee approved base compensation increases effective January 1, 2001, for the Named Executive Officers other than Dr. Turner as follows: Mr. Fry and Mr. Dickstein by 4.0% and 5.0%, respectively, each effective retroactive to January 1, 2001.

MANAGEMENT INCENTIVE BONUS

    In fiscal year 2001, the Company had a Management Incentive Bonus Plan under which members of management were eligible to receive cash bonuses based on the achievement of specific operating results established at the beginning of the fiscal year. In September 2001, the Company's Board awarded bonus payments to Mr. Fry of $20,000 and to Mr. Dickstein of $15,000 for their contributions to achievement of operating results for fiscal year 2001 payable in January 2002 plus bonus payments to Mr. Fry of $5,000 and to Mr. Dickstein of $5,000 for their contributions to achievement of the Private Placement. In March 2001, the Committee awarded bonus payments to Mr. Fry of $3,500 and to Mr. Dickstein of $3,500 for their contributions to achievement of the February 2001 private placement of the Series A Shares.

CHIEF EXECUTIVE OFFICER COMPENSATION

    In general, the factors utilized in determining Dr. Turner's compensation were similar to those applied to other executive officers in the manner described in the preceding paragraphs; however, a significant percentage of Dr. Turner's potential earnings is subject to consistent, positive, long-term performance of the Company.

    In September 2001, the Board of Directors awarded Dr. Turner a bonus of $75,000 for fiscal year 2001 payable in January 2002 and a bonus of $50,000 for his contributions in achievement of the Private Placement.

LONG-TERM INCENTIVES

    The Company has equity incentive plans in place to enable the alignment of the interests of stockholders and management by creating incentives related to the possession by management of a substantial economic interest in the long-term appreciation of the Company's stock. In determining the size of a stock option or restricted stock award to be granted to an executive officer, the Committee takes into account the officer's position, level of responsibility within the Company, existing equity holdings, the potential reward to the officer if the stock appreciates in the public market, the incentives to retain the officer's services to the Company, the competitiveness of the officer's overall compensation arrangements and the performance of the officer. Based on a review of this mix of factors, in September 2001, the Committee awarded shares from the 1992 Stock Plan to Dr. Turner (50,000 shares) and incentive stock options to Mr. Fry (10,000 shares), Mr. Dickstein (10,000 shares) and Mr. Gormally (5,000), in July 2001 the Committee awarded incentive stock options to Mr. Gormally (35,000) and in April 2001, the Committee awarded incentive stock options to Mr. Fry (1,500 shares) and Mr. Dickstein (1,500 shares). All such restrictive shares and incentive stock options are subject to vesting.

    Gary D. Wrench (Chairman), Jordan Davis, Lawrence A. Wan, Ph.D.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    As noted above, during fiscal year 2001, the Compensation Committee consisted of Mr. Davis, Dr. Wan and Mr. Wrench. In connection with and effective upon the distribution by the Company of the outstanding stock of its wholly-owned subsidiary, BEI Technologies, to its stockholders in a spin-off of its sensors business, Dr. Wan resigned as Vice President, Corporate Technology, of the Company and Mr. Wrench resigned as the Senior Vice President and Chief Financial Officer of the Company. Each continues to serve the Company as a member of the Board.

                               PERFORMANCE GRAPH

    PERFORMANCE MEASUREMENT COMPARISON

    The following graph shows the value of an investment of $100 on September 28, 1996, in cash of (i) the Company's Common Stock, (ii) the Center for Research in Securities Prices ("CRSP") Total Return Index for the Nasdaq Stock Market (U.S. Companies) and (iii) the CRSP Total Return Industry Index for Nasdaq Non-Financial Companies. All values assume reinvestment of the full amount of all dividends and are calculated as of the last trading day of the applicable fiscal year of the Company (1):

               COMPARISON OF FIVE--YEAR CUMULATIVE TOTAL RETURNS
                             PERFORMANCE GRAPH FOR
                       BEI MEDICAL SYSTEMS COMPANY, INC.
              PRODUCED ON 01/10/2002 INCLUDING DATA TO 09/28/2001

                                    [GRAPH]

(1) Fiscal year ending on the Saturday nearest September 30.

    Notwithstanding anything to the contrary set forth in any of BEI's previous filings under the Securities Act of 1933, amendment, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings made by BEI under those statutes, the preceding Compensation Committee Report on Executive Compensation and the Performance Graph will not be incorporated by reference into any of those prior filings, nor will such report or graph be incorporated into any future filings made by BEI under those statutes.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Reference is made to the Section entitled, "Executive
Compensation--Employment Contracts and Change-in-Control Arrangements," which is incorporated herein by reference in its entirety.

    Reference is also made to the discussion of the Stockholders Agreement in
Item 2 of the Schedule 14D-9, which is incorporated herein by reference in its entirety.

    Reference is also made to the discussion of the Consultant Settlement in
Item 3 of the Schedule 14D-9, which is incorporated herein by reference in its entirety.

    The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the extent not prohibited by Delaware law. Under the Company's Bylaws, indemnified parties are entitled to indemnification for negligence, gross negligence and otherwise to the fullest extent permitted by law. The Bylaws also require the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

    BEI believes that all of the transactions set forth above were made on terms no less favorable to BEI than could have been obtained from unaffiliated third parties. All future transactions, including loans, between BEI and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to BEI than could be obtained from unaffiliated third parties.

                                                                         ANNEX B

                        [LETTERHEAD OF UBS WARBURG LLC]

                                          May 13, 2002

The Board of Directors
BEI Medical Systems Company, Inc.
100 Hollister Road
Teterboro, New Jersey 07608

Dear Members of the Board:

    We understand that BEI Medical Systems Company, Inc. ("BEI") proposes to enter into an Agreement and Plan of Merger, dated as of May 13, 2002 (the "Agreement"), among Boston Scientific Corporation ("Boston Scientific"), Broadway Acquisition Corp., a wholly owned subsidiary of Boston Scientific ("Sub"), and BEI pursuant to which, among other things, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of BEI ("BEI Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $6.8426 per share, net to the seller in cash (the "Cash Consideration"), and (ii) subsequent to the Tender Offer, Sub will be merged with and into BEI (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of BEI Common Stock not previously tendered will be converted into the right to receive the Cash Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of BEI Common Stock (other than Boston Scientific, Sub and their respective affiliates) of the Cash Consideration to be received by such holders in the Transaction.

    UBS Warburg LLC ("UBS Warburg") has acted as financial advisor to BEI in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon consummation of the Transaction and a portion of which is payable in connection with this opinion. UBS Warburg and its affiliates in the past have provided services to Boston Scientific and its affiliates unrelated to the proposed Transaction, for which services UBS Warburg and its affiliates have received compensation. In the ordinary course of business, UBS Warburg, its successors and affiliates may trade securities of BEI and Boston Scientific for their own accounts and accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to BEI or BEI's underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of BEI as to whether such stockholder should tender shares of BEI Common Stock in the Tender Offer or as to any other actions to be taken by stockholders in connection with the Transaction. We have not been asked to, nor do we, offer any opinion as to

The Board of Directors
BEI Medical Systems Company, Inc.
May 13, 2002
Page 2

the terms of the Agreement or related documents and the obligations thereunder, or the form of the Transaction. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Transaction. We also have assumed, with your consent, that each of BEI, Boston Scientific and Sub will comply with all material covenants and agreements set forth in, and other material terms of, the Agreement and that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement. At your direction, UBS Warburg solicited indications of interest from selected third parties regarding the possible acquisition of BEI and held preliminary discussions with certain of these parties prior to the date hereof.

    In arriving at our opinion, we have, among other things: (i) reviewed current and historical market prices and trading volumes of BEI Common Stock;
(ii) reviewed certain publicly available business and financial information relating to BEI; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of BEI, including financial forecasts and estimates prepared by the management of BEI, that were provided to or discussed with us by BEI and are not publicly available;
(iv) conducted discussions with members of the senior management of BEI;
(v) reviewed publicly available financial and stock market data with respect to certain companies in lines of business we believe to be generally comparable to those of BEI; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant; (vii) reviewed the Agreement; and
(viii) conducted such other financial studies, analyses, and investigations, and considered such other information, as we deemed necessary or appropriate.

    In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of BEI, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of BEI as to the future financial performance of BEI. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date of this letter.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of BEI Common Stock (other than Boston Scientific, Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          /s/ UBS WARBURG LLC
                                          UBS WARBURG LLC

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION
-------                                         -----------
(a)(1)                  Offer to Purchase, dated May 30, 2002 (incorporated by
                        reference to Exhibit (a)(1)(i) to the Schedule TO of
                        Purchaser filed on May 30, 2002).

(a)(2)                  Letter of Transmittal (incorporated by reference to Exhibit
                        (a)(1)(ii) to the Schedule TO of Purchaser filed on May 30,
                        2002).

(a)(3)                  Joint Press Release, dated May 14, 2002, issued by Boston
                        Scientific and BEI (incorporated by reference to Exhibit
                        99.4 to BEI's Current Report on Form 8-K filed on May 23,
                        2002).

(a)(4)                  Letter to Stockholders of BEI, dated May 30, 2002.*

(e)(1)                  Agreement and Plan of Merger, dated as of May 13, 2002,
                        among Boston Scientific, Purchaser and BEI (incorporated by reference to Exhibit 99.1 to BEI's Current Report on Form
                        8-K filed on May 23, 2002).

(e)(2)                  Stockholders Agreement, dated as of May 13, 2002, among
                        Boston Scientific, Purchaser, BEI and certain stockholders of BEI (incorporated by reference to Exhibit 99.3 to BEI's
                        Current Report on Form 8-K filed on May 23, 2002).

(e)(3)                  1987 Stock Option Plan (incorporated by reference to Exhibit
                        99.1 of the Registration Statement on Form S-8 of BEI,
                        Registration Number 333-64155).

(e)(4)                  1992 Restricted Stock Plan (incorporated by reference to
                        Exhibit 10.8 to BEI's Quarterly Report on Form 10-Q filed on
                        May 14, 2002).

(e)(5)                  Employment Agreement, dated October 7, 1999, as amended
                        April 19, 2002, between Richard W. Turner, Ph.D. and BEI
                        (incorporated by reference to Exhibit 10.37 to BEI's
                        Quarterly Report on Form 10-Q filed on May 14, 2002).

(e)(6)                  Severance Agreement, dated February 12, 1997, between Thomas
                        W. Fry and BEI (incorporated by reference to Exhibit 10.30 to BEI's Annual Report on Form 10-K filed on January 4,
                        1999).

(e)(7)                  Description of Transaction Bonus Plan (incorporated by
                        reference to Exhibit 10.46 to BEI's Quarterly Report on Form
                        10-Q filed on May 14, 2002).

(e)(8)                  Opinion of UBS Warburg LLC (included as Annex B to this
                        Schedule 14D-9).*

(e)(9)                  Rights Agreement dated June 30, 1997 between BEI and
                        ChaseMellon Shareholder Services, LLC (incorporated by reference to Exhibit 99.2 to BEI's Current Report on Form
                        8-K filed on July 11, 1997).

(e)(10)                 Amendment to Rights Agreement dated August 30, 2001 between
                        BEI and the Rights Agent (incorporated by reference to
                        Exhibit 10.45 to BEI's Quarterly Report on Form 10-Q filed on May 14, 2002).

(e)(11)                 Amendment to Rights Agreement dated May 13, 2002 between BEI and the Rights Agent (incorporated by reference to Exhibit
                        99.3 to BEI's Current Report on Form 8-K filed on May 23,
                        2002).

------------------------

*   Included in copies mailed to stockholders of BEI.